As filed with the Securities and Exchange Commission on March 22, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-10
REGISTRATION STATEMENT
UNDER THE
SECURITIES ACT OF 1933

Pan American Silver Corp.
(Exact name of Registrant as specified in its charter)

British Columbia (Province or other Jurisdiction of Incorporation or Organization)	1044 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification No.)
1500 - 625 Howe Street
Vancouver, British Columbia
Canada V6C 2T6
(604) 684-1175
(Address and telephone number of Registrant’s principal executive offices)
Pan American Minerals Inc.
c/o Harris, Trimmer & Thompson
6121 Lakeside Drive, Suite 260
Reno, Nevada 85511
(775) 825-4300
(Name, address and telephone number of agent for service)

Copies to:

Christopher W. Morgan, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 222 Bay Street Suite 1750, P.O. Box 258 Toronto, Ontario M5K 1J5 (416) 777-4700	Fred R. Pletcher, Esq. Borden Ladner Gervais LLP 1200 Waterfront Centre, 200 Burrard Street P.O. Box 48600, Stn. Bentall Ctr. Vancouver, British Columbia V7X 1T2 (604) 687-5744

Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after this Registration Statement becomes effective.
Province of British Columbia, Canada
(Principal jurisdiction regulating this offering)

It is proposed that this filing shall become effective (check appropriate box):

A.	☐	Upon filing with the Commission, pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada).

B.	☒	At some future date (check the appropriate box below):

		1.	☐	pursuant to Rule 467(b) on ( ) at ( ) (designate a time not sooner than 7 calendar days after filing).

		2.	☐	pursuant to Rule 467(b) on ( ) at ( ) (designate a time 7 calendar days or sooner after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on ( ).

		3.	☐	pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the Registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.

		4.	☒	after the filing of the next amendment to this Form (if preliminary material is being filed).

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of	Proposed Maximum Aggregate	Amount of
Securities to be Registered	Offering Price	Registration Fee
Common Shares	$3,450,000	$437.12

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registration statement shall become effective as provided in Rule 467 under the Securities Act of 1933 or on such date as the Commission, acting pursuant to Section 8(a) of the Act, may determine.

PART I

INFORMATION REQUIRED TO BE
DELIVERED TO OFFEREES OR PURCHASERS

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated March 22, 2004

US$3,450,000

PAN AMERICAN SILVER CORP.

Common Shares

     This prospectus relates to the distribution of up to            common shares (the “Additional Conversion Shares”) of Pan American Silver Corp. (the “Company”) to holders of the Company’s 5.25% convertible unsecured senior subordinated debentures (the “Debentures”) who convert all or a portion of their Debentures into common shares of the Company during a 31 business day period from April      , 2004 to May      , 2004 (the “Conversion Period”) pursuant to the terms of an offer (the “Offer”) by the Company described in this prospectus under the heading “Plan of Distribution”. The Company will issue the Additional Conversion Shares directly to holders who convert their Debentures during the Conversion Period without use of an agent or underwriter pursuant to registration exemptions under applicable securities legislation. See “Plan of Distribution”.

     No underwriter has been involved in the preparation of, or has reviewed the contents of, this prospectus.

     The Company will receive no cash proceeds in connection with the issuance of the Additional Conversion Shares. The expenses of this offering are estimated to be US$           and will be paid from the general funds of the Company.

     The outstanding common shares of the Company are quoted on the Nasdaq National Market (“Nasdaq”) under the symbol “PAAS” and are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “PAA”. The closing price of the Company’s common shares on March 19, 2004 on Nasdaq was US$17.78 and on the TSX was Cdn$23.75. The TSX has conditionally approved the listing of the Additional Conversion Shares offered under this prospectus, subject to the Company fulfilling all of the listing requirements of the TSX by May 24, 2004.

     This offering is made by a Canadian issuer that is permitted, under a Multijurisdictional disclosure system adopted by the United States, to prepare this prospectus in accordance with the disclosure requirements of Canada. Prospective investors should be aware that such requirements are different from those of the United States. Certain of the financial statements included or incorporated herein have been prepared in accordance with Canadian generally accepted accounting principles, and may be subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

     Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein.

     The enforcement by investors of civil liabilities under the federal securities laws may be affected adversely by the fact that the Company is incorporated or organized under the laws of British Columbia, Canada, that some or all of its officers and directors may be residents of Canada, that some or all of the underwriters or experts named in the registration statement may be residents of Canada and that a substantial portion of the assets of the Company and said persons may be located outside the United States.

     These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

     The Company will issue the Additional Conversion Shares to holders who convert all or a portion of their Debentures during the Conversion Period pursuant to the terms of the Offer referred to under “Plan of Distribution”.

     Certificates representing the Additional Conversion Shares will be delivered to holders who convert all or a portion of their Debentures during the Conversion Period within five business days of Computershare Trust Company of Canada (“Trustee”) receiving appropriate documents evidencing such conversion. See “Plan of Distribution”.

The date of this prospectus is           ,2004

DOCUMENTS INCORPORATED BY REFERENCE

     Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in the Provinces of British Columbia, Alberta, Manitoba, Ontario and Quebéc. Copies of the documents incorporated by reference in this prospectus may be obtained on request without charge from the Controller and Corporate Secretary of the Company at 1500-625 Howe Street, Vancouver, British Columbia, V6C 2T6 (telephone: (604) 684-1175). These documents are also available through the Internet on the System for Electronic Document Analysis and Retrieval (“SEDAR”), which can be accessed at www.sedar.com.

     The following documents, filed with the securities commissions or similar regulatory authorities in the Provinces of British Columbia, Alberta, Manitoba, Ontario and Québec, are specifically incorporated by reference into and form an integral part of this prospectus:

(a)	the Annual Information Form of the Company, dated May 20, 2003;

(b)	the audited consolidated financial statements of the Company and the notes thereon as at and for the years ended December 31, 2002 and 2003, together with the auditors’ report thereon;

(c)	management’s discussion and analysis of financial condition and results of operations for the financial year ended December 31, 2003, filed on SEDAR on February 27, 2004;

(d)	the information circular of the Company, dated April 9, 2003, in connection with the Company’s May 12, 2003 annual general meeting of members, other than the sections entitled “Corporate Governance”, “Executive Compensation – Compensation Committee”, “Executive Compensation – Report on Executive Compensation” and “Executive Compensation – Performance Graph”;

(e)	a material change report of the Company, dated September 22, 2003, relating to recent developments at the Company’s operations and feasibility-stage projects;

(f)	a material change report of the Company, dated October 23, 2003, relating to the buy-back of an existing 3% net smelter royalty on the Company’s Huaron silver mine in Peru from a group of Peruvian companies for US$2.5 million;

(g)	a material change report of the Company, dated October 31, 2003, relating to an agreement to sell the Company’s 50% interest in the Tres Cruces gold project in Peru to New Oroperu Resources Inc.;

(h)	a material change report of the Company, dated January 8, 2004 relating to the filing of an unallocated preliminary base shelf prospectus by the Company;

(i)	a material change report of the Company, dated February 10, 2004, relating to the Company signing a binding agreement, subject to regulatory approval and other conditions, to purchase 92.014% of the voting shares of Compañia Minera Argentum S.A. (“Argentum”), which will acquire, through a split-off process from Sociedad Minera Corona S.A., the Anticona and Manuelita mining units and related infrastructure and processing units in Peru;

(j)	a material change report of the Company, dated February 18, 2004, relating to financial and operational results for the fourth quarter and year ended December 31, 2003;

(k)	a material change report of the Company, dated February 27, 2004, relating to the offering of 3,333,333 common shares of the Company for aggregate gross proceeds of $55 million; and

(l)	a material change report of the Company, dated February 27, 2004, relating to the intention of the Company to make an offer to encourage early conversion of its outstanding 5.25% convertible unsecured senior subordinated debentures maturing on July 31, 2009.

     All annual information forms, material change reports (excluding confidential reports), unaudited consolidated interim financial statements, interim management’s discussion and analysis of financial condition and results of operations, and information circulars (excluding information therein permitted by applicable securities laws to be excluded) which are filed by the Company with a securities commission or similar authority in Canada after the date of this prospectus and prior to the termination of the offering, shall be deemed to be incorporated by reference into this prospectus. Any document filed by the Company with the United States Securities and Exchange Commission (the “SEC”) or Report of Foreign Private Issuer on Form 6-K furnished to the SEC pursuant to the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”) after the date of this prospectus shall also be deemed to be incorporated by reference into this prospectus if and to the extent provided in such document.

     Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained in this prospectus modifies or supersedes that statement. Any such modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be considered in its unmodified or superseded form to constitute part of this prospectus, except as so modified or superseded.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

     Some of the statements included or incorporated by reference in this prospectus constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. When used in this prospectus, the words “anticipate”, “believe”, “estimate”, “expect”, “target”, “plan”, “budget”, “may”, “schedule” and similar words or expressions, identify forward-looking statements. These forward-looking statements relate to, among other things:

•	the sufficiency of the Company’s current working capital or anticipated operating cash flow;

•	the Company’s acquisition of Argentum;

•	projected capital expenditures, production estimates, cash flow and other projections relating to Morococha;

•	the sufficiency of the mineral reserves or resources at the Morococha, Huaron, La Colorada, Quiruvilca, Alamo Dorado or other properties;

•	the Company’s long range mine plan and development program for Morococha, including statements concerning the Company’s belief that sustained mining will continue beyond the life of the current proven and probable reserves at Morococha;

•	estimated production from the Huaron, La Colorada, Quiruvilca, Alamo Dorado or other properties;

•	the estimated cost of or availability of funding for ongoing capital improvement programs;

•	the estimated costs or estimated completion dates of the proposed development or expansion of the Morococha, Huaron and Alamo Dorado projects;

•	estimated exploration expenditures to be incurred on the Company’s various silver exploration properties;

•	compliance with environmental standards;

•	forecast capital or non-operating spending; and

•	levels of silver or other metals production, production costs and metal prices.

     These statements reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements including, without limitation, the factors identified in this prospectus under the caption “Risk Factors”. Investors are cautioned against attributing undue certainty to forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements to reflect changes in assumptions or changes in circumstances or any other events affecting such statements, other than as required by applicable law.

CERTAIN AVAILABLE INFORMATION

     The Company has filed with the SEC a registration statement on Form F-10 (the “Registration Statement”) under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), with respect to the Shares. This prospectus, which constitutes a part of that Registration Statement, does not contain all of the information set forth in such Registration Statement and its exhibits, to which reference is made for further information. See “Documents Filed as Part of the Registration Statement”.

     The Company is subject to the informational reporting requirements of the U.S. Exchange Act, and in accordance therewith files reports and other information with the SEC. Under a multijurisdictional disclosure system adopted by the United States, the Company is permitted to prepare such reports and other information in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery rules contained in Section 16 of the U.S. Exchange Act. Under the U.S. Exchange Act, the Company is not required to publish financial statements as frequently or as promptly as U.S. companies.

     The Company files annual reports with the SEC on Form 40F, which include:

•	the Company’s Annual Information Form;

•	management’s discussion and analysis of financial condition and results of operations;

•	the Company’s consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) and reconciled to U.S. GAAP; and

•	other information specified by the Form 40F.

     The Company also furnishes the following types of information to the SEC under cover of Form 6K.

•	material information the Company otherwise makes publicly available in reports that it files with securities regulatory authorities in Canada;

•	material information that the Company files with, and which is made public by, the TSX; and

•	material information that the Company distributes to its shareholders in Canada.

     Investors may read and copy any document the Company files with, or furnishes to, the SEC at the SEC’s public reference room at Room 1024, 450 Fifth Street, N.W. Room 1024, Washington, D.C. 20549. Copies of the material can also be obtained from the SEC’s public reference room in Washington, D.C. by paying a fee. Please call the SEC at 1-800 SEC 0330 for further information on the public reference room. The SEC also maintains a website (www.sec.gov) that makes available reports and other information that the Company files or furnishes electronically with it.

PRESENTATION OF FINANCIAL INFORMATION AND EXCHANGE RATE DATA

     The Company presents its consolidated financial statements in United States dollars. All references in this prospectus to “dollars”, “$” or “US$” are to United States dollars and all references to “Cdn$” are to Canadian dollars, unless otherwise noted. Except as otherwise indicated, all financial statements and financial data contained in, or incorporated by reference into, this prospectus have been prepared in accordance with Canadian GAAP, which differ in certain material respects from United States GAAP. For a description of the material differences between Canadian GAAP and United States GAAP as they pertain to the Company, see note 18 to the Company’s audited consolidated financial statements for the years ended December 31, 2003 and 2002, note 8 to the Company’s unaudited interim consolidated financial statements for the nine months ended September 30, 2003, each incorporated by reference into this prospectus, and note 15 to the audited consolidated financial statements of Corner Bay Silver Inc., for the years ended June 30, 2002 and 2001, included in this prospectus.

     The following table sets forth, for each period indicated, the exchange rates of the Canadian dollar to the United States dollar for the end of each period indicated and the high, low and average exchange rates for each of such periods (such rates, which are expressed in Canadian dollars are based on the noon buying rates for United States dollars reported by the Bank of Canada).

	Year Ended December 31
	2003		2002		2001
High	Cdn$	1.5747	Cdn$	1.6155	Cdn$	1.6021
Low		1.2924		1.5123		1.4936
Average		1.4015		1.5704		1.5484
End of Period		1.2924		1.5796		1.5926

     On March 19, 2004, the noon buying rate reported by the Bank of Canada was $1.00 = Cdn$1.3310.

THE COMPANY

     Pan American Silver Corp. is a company incorporated under the Company Act (British Columbia). The Company’s head office is located at 1500 – 625 Howe Street, Vancouver, British Columbia, V6C 2T6 and its registered and records office is located at 900 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia, V7X 1T2. In this prospectus, the term “Pan American” refers to the Company and its principal subsidiaries.

     A description of the Company’s principal subsidiaries as at December 31, 2003 is set out below:

Name	Jurisdiction	Ownership %
Pan American Silver S.A.C. Mina Quiruvilca	Peru	100 – voting
		99.1 – non-voting
Cia. Minera Huaron S.A.	Peru	99.85
Pan American Minerals, Inc.	Nevada	100
Pan American Silver (Barbados) Corp.	Barbados	100
Pan American Silver (Bolivia) S.A.	Bolivia	100
Pan American Silver Peru S.A.C.	Peru	100
Plata Panamericana S.A. de C.V.	Mexico	100
Compania Minera Altovale S.A.	Argentina	50
Minera Triton Argentine S.A.	Argentina	50
Serebro Magadana	Russia	20
Corner Bay Silver Inc.	Canada	100
Pan MacKenzie Resources Inc.	USA	100
Minera Corner Bay S.A. de C.V.	Mexico	100

BUSINESS OF THE COMPANY

     Pan American is principally engaged in the exploration for, and the acquisition, development and operation of silver properties. Pan American: (i) owns and operates the producing Huaron silver mine in Peru; (ii) owns and operates the producing La Colorada silver mine located in Mexico; (iii) owns and operates the producing Quiruvilca silver mine in Peru; and (iv) mines and sells silver-rich pyrite stockpiles at a small-scale operation in central Peru. Pan American also either holds an interest in or may earn an interest in non-producing silver resource and silver exploration properties in Peru, Argentina, Bolivia, the United States, Russia and Mexico, including the significant Alamo Dorado deposit in Mexico.

RECENT DEVELOPMENTS

Acquisition of the Morococha Property

General

     On January 20, 2004, the Company entered into an agreement with 14 arm’s-length individuals, estates and companies, all of whom are members of the Gubbins family or entities in which members of the Gubbins family hold beneficial interests (the “Morococha Vendors”), to purchase 92.014% of the voting shares of Argentum, a sociedad anónima organized under Peruvian company law, for $35,425,390 in cash. Argentum will acquire, through a corporate restructuring undertaken under Peruvian company law, the Anticona and Manuelita mining units and related infrastructure and processing assets from Sociedad Minera Corona S.A. (“SMC”). Argentum will hold, in its treasury as cash, all profits earned by SMC’s Anticona and Manuelita mining operations since November 1, 2003. The transaction is subject to regulatory approval and a number of conditions, including: (i) the completion of the corporate restructuring (which is subject to approval by the shareholders of SMC); (ii) the listing on the Lima

Stock Exchange of 100% of the shares of Argentum, including those issued in connection with the corporate restructuring; and (iii) Pan American successfully undertaking a public bid (an “OPA”) for not less than 92.014% of the voting shares of Argentum through the Lima Stock Exchange. If the Company’s OPA is contested by a competitive third party offer, the Company may choose to outbid such competitive offer and the Morococha Vendors shall reimburse the Company the difference between $35,425,390 and the higher price paid by the Company for the shares of Argentum under the OPA.

     On February 24, 2004, the Company entered into a further agreement with the Morococha Vendors to purchase all of the issued and outstanding shares of a corporation organized under Peruvian company law, which holds mining concessions and operations that are complementary to the Anticona and Manuelita mining units (collectively these concessions and mining operations and the Anticona and Manuelita mining units are referred to as the “Morococha property”) for $1.5 million in cash. This acquisition is expected to close contemporaneously with the Company’s acquisition of Argentum, which the Company expects to occur in June 2004.

     A report entitled “Morococha Operations, Yauli Province, Peru – Technical Report”, dated February 2004 (the “REI Report”), has been prepared for the Company in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) by an independent “qualified person”, Donald F. Earnest, P. Geol., President of Resource Evaluation Inc. (“REI”). Except where otherwise indicated, the following summary of the Morococha property has been prepared with the consent of Mr. Earnest and, in some cases, is extracted directly from the REI Report.

     The projected capital expenditures, production estimates, cash flow and other projections included in this prospectus have been extracted from the REI Report. Such projected capital expenditures, production estimates, cash flow projections and other projections were prepared by the Company and reviewed by Mr. Earnest. The projected capital expenditures, production estimates, cash flow projections and other projections have been included in this prospectus based on the requirements of applicable Canadian securities regulations and were not prepared with a view toward compliance with the published guidelines of the United States Securities Exchange Commission, or the guidelines established by the Canadian Institute of Chartered Accountants or the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information.

     Deloitte & Touche LLP and PricewaterhouseCoopers LLP have neither examined nor compiled the accompanying prospective financial information and, accordingly, Deloitte & Touche LLP and PricewaterhouseCoopers LLP do not express opinions or any other form of assurance with respect thereto. The Deloitte & Touche LLP and PricewaterhouseCoopers LLP reports included in this prospectus or incorporated by reference herein relate to the historical financial information and do not extend to the prospective financial information and should not be read to do so.

Property Description and Location

     The Morococha property is located in the Morococha District, Yauli Province, Junin Department, Peru, on the east side of the continental divide just below Ticlo summit, approximately 38 kilometres west of the city of La Oroya and 137 kilometres east of Lima. The Morococha property’s general coordinates are latitude 11° 36’ S and longitude 76° 10’ W.

     The Morococha property is comprised of three economic administrative units (“UEA”) and various concessions held outside of these UEAs. The three UEAs contain 435 mining concessions owned outright by SMC or its subsidiaries, 15 mining concessions held jointly with Peru’s national mining company, Centromin Peru (“Centromin”), nine concessions held jointly with other third parties, one leased concession (El Proletario), 11 concessions leased from Silver Lead Mining Company and 35 concessions leased from Corporacion Minera Sacracancha S.A., which together total 9,166.73 hectares. In addition, there are 19 mining concessions outside of the three UEAs that comprise part of the Morococha property, eight of which have been assigned to Compañia Minera Volcan S.A.A. (“Volcan”), four of which are owned jointly with Volcan and five of which are leased from third parties, which together total 2,129.57 hectares. The majority of the mining concessions comprising the Morococha property are contiguous. All known mineralized zones in which mining operations are currently conducted and in which known mineral reserves exist are set out within these concessions.

     SMC does not own any of the surface lands that overlie the mining concessions which comprise the Morococha property. These surface lands are owned by Centromin, the Peruvian national mining company. The Morococha property’s process plants, shafts and access roads are all located on Centromin’s surface lands. SMC’s and its predecessors’ use of these surface lands has been exercised for decades with Centromin’s acknowledgement. Accordingly, the Company anticipates no action by Centromin to interfere with the future use of these surface lands.

     Centromin has granted a subsidiary of SMC a right to use certain of Centromin’s surface lands throughout the useful life of its mining operations, provided such use does not interfere with the development of a mine in respect of the Toromocho disseminated copper system, which overlies certain of SMC’s mining concessions and underground mining operations. SMC is obligated to pay Centromin $60,000 (which amount will be adjusted annually to account for inflation) quarterly commencing May 28, 2003 as consideration for this right. This right to use will be acquired by the Company at the time of its acquisition of the Argentum shares.

     The Morococha property is not subject to any royalties, overrides, back-in rights or other encumbrances. A recent report from the Energy and Mines Commission of the Peruvian Congress has recommended the approval of a bill to establish a 3% mining royalty applicable on invoiced “production value” based on international prices. See “Taxes”.

     All permits necessary for mining operation on the Morococha property are held by SMC or its subsidiaries. The Company’s agreement to acquire shares of Argentum is conditional upon transfer of permits held by SMC to Argentum.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

     The Morococha property is accessible via Peru’s paved central highway, by travelling approximately 137 kilometres east of Peru’s capital city of Lima, then five kilometres south via a public, all-weather gravel road. Rail service from Lima is also available via a national rail line that passes adjacent to the Morococha operations.

     The topography of the Morococha property is characterized by steep, rugged ridges and peaks ranging in elevation from 4,400 metres to 4,900 metres above sea level. Vegetation is sparse, and wildlife is limited to mostly birds and small mammals, amphibians and reptiles.

     The climate of the Morococha district is typical of the Andean Cordillera in Peru, with two distinct seasons – wetter summer months (November through March) and dryer, colder winter months (April through October). Because all mining currently takes place underground, climate has minimal effect on ore production at the Morococha property.

     Mining has taken place on the Morococha property and nearby areas (Casapalca, Cerro de Pasco) for more than 100 years, resulting in a well developed regional transportation and power infrastructure and a large local labour pool. Water for processing is plentiful, and tailings disposal areas are adequate. Several mine development waste disposal sites exist on the Morococha property and are sufficient to meet the needs of mining operations. Two existing processing plant sites are sufficient for all proposed operations.

History

     Mining began in the region around the Morococha property during the Inca Period before 1500, and production has been continuous in the district since the late 1800s.

     Between 1915 and 1918, much of the district was reorganized and incorporated into the Cerro de Pasco Mining Company (“Cerro de Pasco”). By 1924, Cerro de Pasco was producing at a rate of 1,500 tonnes per day from primarily copper ores containing 6% copper. Between 1929 and 1934, Cerro de Pasco excavated the 11.5 kilometre Kingsmill Tunnel, successfully dewatering all of the Morococha district mine workings above the 4,020 metre tunnel elevation. The Kingsmill tunnel is still in use and is a vital feature of the Morococha mining district, providing production access for deeper underground mining operations that otherwise would have been too challenging and expensive to develop.

     In the 1940s, the Gubbins family began operating mines in the Morococha district through Minera Santa Rita S.A. and Minera Yauli S.A., which were subsequently consolidated in the late 1990s into SMC. Cerro de Pasco continued to operate in the Morococha district until 1974, when its mines were nationalized by the Peruvian government. Production from the Cerro de Pasco mines in the district continued under the Peruvian national mining company, Centromin, until 2003, when SMC acquired these operations from Centromin through privatization.

     Historical production from the Morococha property over the past 15 years is set out in the following table.

Morococha Property
Historical Production

		Grams of Silver				Tonnes per
Year	Tonnes	per Tonne	% Lead	% Copper	% Zinc	Month
1989	466,543	189	1.3	0.4	3.2	38,879
1990	461,342	166	1.3	0.5	3.6	38,445
1991	454,960	184	1.6	0.4	4.5	37,913
1992	458,257	202	2.0	0.4	5.8	38,188
1993	494,033	194	1.9	0.6	5.5	41,169
1994	503,160	227	1.5	0.5	4.9	41,930
1995	531,542	232	1.5	0.6	4.0	44,295
1996	534,148	237	1.5	0.5	3.8	44,512
1997	511,584	250	1.7	0.5	4.1	42,632
1998	539,008	251	2.1	0.4	4.9	44,834
1999	590,570	250	2.2	0.4	5.7	49,214
2000	656,318	215	2.1	0.4	5.2	54,693
2001	606,980	236	1.8	0.4	5.0	50,582
2002	550,075	274	1.7	0.5	4.4	45,840
2003	529,651	272	1.5	0.4	3.9	44,138

Geology and Mineralization

     A 2000 metre thick Paleozoic-Mesozoic sequence of schists, volcanic rocks and predominantly carbonate sediments cut by a series of Upper Tertiary intrusions provide the host rocks for the mineralization in the Morococha district. The structures that account for the majority of the vein mineralization in the Morococha district trend predominantly northeast to east-northeast. Mineralization includes epi-mesothermal silver-lead-copper-zinc veins and bedded silver-base metal replacements or mantos (which together account for the majority of the past and present economic mineralization at the Morococha property), intrusive-sediment contact skarns, and the quartz porphyry-hosted Toromocho disseminated copper system. The size and geometry of individual ore shoots in the veins can range up to 400 metres in length and more than 800 metres down plunge. Undiluted district vein width averages are on the order of 1.2 metres. Replacement manto mineralization is generally restricted to receptive stratigraphic horizons where favorable lithologies are intersected by mineralized veins or are proximal to pre-mineral intrusives. Mantos can have a significant strike extent where the veins are closely spaced, and can range from less that one metre in width up to seven metres. Intrusive contact related skarn bodies, while common locally, are generally small and irregular, with disseminated rather than massive sulfide mineralization.

     Ore and gangue mineralogy is similar in veins and mantos but it varies considerably across the property. Sphalerite, galena, and chalcopyrite are the most important primary minerals for zinc, lead and copper and silver is generally present as freibergite (Ag-tetrahedrite) or argentiferous galena. Gangue generally consists of quartz, calcite, barite and rhodochrosite, the latter having a strong correlation with higher silver grades.

     As with most of the large Peruvian polymetallic deposits, Morococha exhibits a distinct lateral and vertical metal zonation. A central copper zone centered on the Toromocho copper deposit grades outward through a lead-zinc-minor silver zone and then into an outermost zone that is richer in silver but still containing significant lead- zinc contents. There is also a distinct trend for higher silver grades at higher elevations on the west side of the Morococha property. Individual silver assays of greater than 2,200 grams per tonne (“g/mt”) are not uncommon above 4,800 metres in certain areas, and greater than 300 g/mt silver ore grades also are common in the outer silver-lead-zinc zone above the 4,400 metre elevation in certain areas. In veins that have been mined over significant vertical extents (such as those in Manuelita), silver grades tend to decrease as lead-zinc grades increase with depth. However, several of the major veins currently being mined on the 4,020 metre Kingsmill Tunnel level still contain silver grades in the 200 g/mt to 250 g/mt range. The hydrothermal alteration present at Morococha is typical for central Peruvian zoned polymetallic deposits.

Exploration

     SMC has conducted only minimal exploration in the Morococha district since the late 1990s. However, exploration potential is considered to be excellent throughout the district due to the significant vertical extent (over 800 metres) of economic veins and the prevalence of multiple carbonate units favorable for replacement mineralization. Additionally, of the very few drill holes (less than 10) that tested depth extensions of known veins or mantos below developed ore, all intersected potentially economic material.

Drilling

     SMC utilized surface and underground diamond drilling only to test for potential ore-grade mineralization in the various veins, replacement mantos, and skarn bodies. Once the results of drilling determined the presence of ore grade mineralization, the vein or manto was accessed by underground crosscutting and drifting for further exploration and delineation of ore reserves. Thus, assay data generated by drilling was seldom used in block grade estimations for mineral reserves.

Sampling and Analysis

     The data used for the estimation of mineral reserves and resources at the Morococha property consist almost entirely of underground chip channel samples from the backs of drifts, the ribs of crosscuts, the backs of stopes and the ribs of raises. The samples are taken every 1.0 metre across the veins or mantos. Stopes are sampled at least once a month on 2.0-metre centers along strike. Before estimating ore reserves at the end of each quarter, each active stope back is sampled on 1.0-metre centers to provide the close spacing required for the definition and calculation of block grades.

     The Company believes that sample security (chain of custody) is not an issue at the Morococha property. Sample preparation, assays, and analyses are done on site, and samples remain in the control of Morococha employees. Several inconsistent or inappropriate pre-laboratory sample preparation procedures have been observed, including some loss of sample during breaking of the large fragments, loss of sample during transfer of the sample to the sample tarp, sample homogenization, and transfer of the split retained for assay back into the sample sack, and inadequate reduction of sample particle size prior to homogenization and splitting. The Company believes that these issues, while deserving immediate correction, do not constitute a material concern relative to the integrity of the resulting assay data.

     All samples from both the Morococha mine and mill are first run for silver, lead, copper, and zinc using an atomic absorption (“AA”) unit. Samples with initial AA analyses for silver greater than 25 ounces per ton are rerun by fire assay, using assay charges that vary in size from 10 to 15 grams depending on the grade of the initial AA assay (the larger the AA assay value, the larger the fire assay charge). Wet chemical analysis for lead and zinc is reserved for concentrate samples.

     No quality assurance/quality control (“QA/QC”) program was ever established for the analysis of mine samples at either of SMC’s laboratories. This lack of QA/QC data makes it difficult to assess the performance and reliability of either laboratory. An examination of the reconciliations between mine production and reported mill throughput over the past seven years from the Manuelita and Codiciada zones indicate consistently higher grades reported by the mine compared to the mill for all metals, except copper, which in 1998 was five percent higher for the mill. This consistent difference suggests a high global bias in the mine sample assay results (on which the mine production grades are based) generated by SMC’s recently closed laboratory. However, a recent independent sampling of ore stockpiles by the Company (where the samples were prepared and assayed by the new SMC laboratory) showed a consistent low bias in the assays for all metals, except zinc, relative to the assay results from pulp duplicates.

Mineral Resources and Mineral Reserve Estimates

Mineral Reserve Estimate

     The estimated proven and probable mineral reserves for the Morococha property as of June 30, 2003, are set out in the following table:

Morococha Property
Proven and Probable Reserve Estimate

		Grams of Silver
Reserve Category	Tonnes	per Tonne	% Copper	% Lead	% Zinc
Proven	1,161,000	270	1.8%	0.5%	4.9%
Probable	133,000	270	1.9%	0.6%	5.4%

TOTAL	1,294,000	270	1.9%	0.5%	4.9%

     The foregoing mineral reserves were estimated by SMC’s geology and engineering staff and were reviewed by an independent “qualified person”, Donald F. Earnest, P. Geol. with REI. Mr. Earnest has tested and verified the information developed by SMC and has concluded that the reserves were estimated in accordance with the guidelines set forth in NI 43-101 and accepted Canadian mining industry practices. In Mr. Earnest’s opinion, the overall mineral reserve estimate can be considered conservative due to certain adjustment factors applied to individual mineral reserve blocks by the Morococha geology staff during reserve estimation, including: (i) local severe cutting of high grade outlier assays; (ii) extraction factors that varied by block and run as low as 50%; and (iii) grade discounting factors that were applied based on reconciliations between mine production estimates and mill through-put for previous years.

     The following mineral prices were used in connection with the above mineral reserve estimate: silver — $4.75 per troy ounce; lead — $480 per tonne; copper – $1,760 per tonne; zinc — $800 per tonne; and gold — $350 per troy ounce. A cut-off value of US$35.00 per tonne was used in the estimation of each of the reserve categories.

     Reserve block boundaries above and below each level are determined either by assays from raise sampling or by projection distance limits established for each vein. The vertical projection distance limits vary from 15 to 25 metres for proven blocks. Probable blocks extend from each proven block upwards or downwards for a distance of 25 metres to 35 metres to a 50 metre projection limit, so that the maximum total projection distance (proven and probable blocks combined) from level sample data does not exceed 50 metres.

     Once the block boundaries are established, block areas in the plane of the vein are computed by measuring block lengths and widths on the vertical longitudinal sections and applying a factor to account for the average dip of the vein. Block volumes are then calculated by taking the block areas and multiplying by the weighed average mining width for each block (derived from drift and raise sampling). The mining widths used for computing block volumes include extending internal dilution out to minimum mining widths, and in certain cases, the application of additional external dilution.

     Block grades are estimated for silver, lead, copper, and zinc simply by obtaining weighted averages of the assays from the 1.0 metre drift and raise sampling that falls within the boundaries of a block. The average grade for each block is then adjusted downwards to allow for dilution. The amount of dilution applied varies by vein.

Mineral Resources Estimates

     Historically, no mineral resource inventory has been carried at the Morococha property by SMC. In order to provide the Company with a reasonable mineral resource inventory on which to base its investment decisions, an independent “qualified person”, Mr. Donald F. Earnest, P.Geol. with REI, completed the following manual measured and indicated resource estimate based on data provided by SMC as of June 30, 2003. Mr. Earnest has tested and verified such data provided by SMC. Each of the resource categories were estimated based on the same mineral price assumptions and cut-off value used in connection with the calculation of the mineral reserve estimates.

Morococha Property
Measured and Indicated Resource Estimate

		Grams of Silver
Resource Category	Tonnes	per Tonne	% Lead	% Copper	% Zinc
Measured	119,000	340	1.1%	0.5%	2.7%
Indicated	707,000	270	1.6%	0.5%	4.6%

TOTAL	826,000	280	1.6	0.5%	4.3%

     The maximum projection distance from sample data for proven and probable ore reserve blocks totalled 50 metres from sample data in the plane of veins or mantos. In general, maximum projection distances of 15 metres and 35 metres were used for proven and probable blocks, respectively. These same projection distances were held for the construction of measured (15 metres) and indicated (35 metres) blocks. The resource blocks constructed were either extensions beyond proven and probable blocks that did not span the full 50 metres from data, extensions of ore-grade mineralization immediately below mined areas on lower levels, or extensions above stopes or levels. The minimum mining width, dilution, and specific gravity criteria established by SMC were adhered to for ore reserve block volume and tonnage estimations. Where resource blocks are extensions of existing ore reserve blocks, measured and indicated block grades were taken from the adjacent proven and probable ore reserve blocks. Where resource blocks were extensions of mined stopes, the grade of the closest up-dip or down-dip reserve block was used. Because existing proven and probable block grades were used for adjacent resource blocks, the resource block grades include all grade adjustment factors (high grade outlier capping, sampling and assaying error corrections) applied by SMC. However, because the resource block tonnages were computed independently, no extraction factors were applied to resource block tonnes.

     In addition to the measured and indicated resources listed above, the Company developed an estimate of the inferred resource on the Morococha property, which is set out in the following table:

Morococha Property
Inferred Resource Estimate

		Grams of Silver
Resource Category	Tonnes	per Tonne	% Lead	% Copper	% Zinc
Inferred	7,635,000	250	2.0%	0.4%	4.4%

     The inferred resource tonnages for each vein were estimated by the Company as part of its assessment of the potential of the many veins and mantos at the Morococha property. The Company divided its assessment into two categories – “known” potential and “geologic” potential. Known potential was estimated by projecting known ore shoots in the veins or mantos down-dip from the lower working levels of each vein. The lateral (strike) limits to the known potential were established using mined stopes as guidelines, and the projection down-dip was allowed to extend to the 4,020 metre elevation of the Kingsmill drain tunnel in the stronger veins and mantos that have demonstrated past production over significant lateral and vertical extents. Factors were also applied to known potential tonnage estimates based on visual estimates made from the longitudinal sections of ore extracted by past mining, and also to allow for property boundary considerations. The down-dip trend of mined stopes was used to establish plunges to the projections of the known potential outlines, and wallrock geology was also considered where distinctions between more and less favorable wallrock units could be established. An independent “qualified person”, Mr. Donald F. Earnest, P.Geol. with REI, has reviewed the foregoing inferred resource estimate and concluded that it was prepared using reasonable projections and in accordance with the guidelines set forth in NI 43-101 and accepted Canadian mining industry practices.

     There are no known environmental, permitting, legal, title, social-economic, marketing or political issues that could materially affect the above mineral reserve or mineral resource estimates, other than depletion of mineral reserves by normal mining (which should be offset by ongoing new mineral reserve additions from exploration and delineation work) and there are no known mining or metallurgical factors that could have a similar material effect.

     No mineral reserves are included in the estimates of measured, indicated or inferred mineral resources described above. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Mining Operations

     Underground mining operations at the Morococha property consist primarily of typical overhand cut and fill, shrinkage, and mechanized room and pillar methods using waste rock for backfill where needed. Holes are drilled in the mining face using jacklegs which are loaded with explosives and blasted twice per day between shifts. Slushers are used in the cut and fill and shrink stopes to transport the broken rock to chutes that report to levels with track haulage. Locomotives transport the ore from the chutes to one of three shafts for hoisting. Highway dump trucks then haul the ore from shaft coarse ore bins to mill stockpiles. In addition to the three main shafts, some ore is also transported from certain sectors of the mine to stockpiles using scoop trams. The mine operates two eight hour shifts per day, six days a week.

     The Yauli, Maria and Central production shafts provide access down to the Kingsmill drainage tunnel level at an elevation of 4,020 metres. The Central shaft is located approximately 1,500 metres west of the Maria Shaft and 2,500 metres west of the Yauli shaft. The Maria and Central shafts are equipped with above ground head frames, hoists and ore bins. The Maria Shaft has a single split drum hoist with two 2.0-tonne skips. The Central Shaft is larger with two split drum hoists. One hoist is fitted with two 3.5-tonne skips and the other is used for men and materials. The Yauli shaft is equipped with two 2.6-tonne skips and its collar is located beneath the surface. Ore from the Yauli shaft feeds into chutes from which it is then transported by a small locomotive to an adjacent subsurface truck loading facility. The three shafts have a combined capacity to support production schedules in excess of 600,000 tonnes per year.

     The Morococha property includes the Sacracancha and Amistad process plant facilities which are separated by approximately five kilometres. Both process plants are conventional selective flotation facilities capable of producing individual copper, lead, and zinc concentrates. These flotation concentrates are shipped to third party smelters for final refining. In December 2003, the Amistad plant became the primary milling facility for all Morococha mine ores. Although much of the Amistad plant is at least 80 years old and many repairs and upgrades are needed, the SMC operators have been able to obtain satisfactory production and reasonable metallurgical performance with the plant in its current condition.

Metallurgical Process

     The metallurgy of the Morococha ore is highly variable according to the mineral assemblage. There are numerous vein and manto deposits that form the mineral reserves and resources of the Morococha property, each with unique mineral assemblages. The SMC staff has developed individual metallurgical projections according to the expected deposit mineral assemblages. These projections have been established with consideration and experience of the many years of operating results and testing of the various Morococha deposits. These metallurgical performance projections are summarized in the following table:

Morococha Property
Metallurgical Projections (By Mine Area)

								San
	units	Manuelita	Codiciada	Sulfuruso	San Antonio	Alapampa	Yacumina	Florencia
Ag Head Grade	gpt	265	240	299	225	229	415	258
Pb Head Grade	%	1.92	1.92	1.34	2.73	1.16	1.38	3.28
Cu Head Grade	%	0.53	0.36	1.02	0.38	1.16	0.15	0.18
Zn Head Grade	%	4.72	5.81	3.11	5.76	7.07	2.48	5.96
Cu Conc Grade	%	24.2%	24.2%	28.5%	28.5%	28.5%	22.7%	21.4%
Pb Conc Grade	%	53.9%	53.9%	54.0%	54.0%	54.0%	52.6%	52.2%
Zn Conc Grade	%	50.2%	50.2%	50.4%	50.4%	50.4%	50.8%	53.9%
Ag in Cu Recovery	%	55.9%	55.9%	59.1%	59.1%	59.1%	58.1%	56.5%
Ag in Pb Recovery	%	22.7%	22.7%	18.1%	18.1%	18.1%	20.3%	28.2%
Ag in Zn Recovery	%	6.9%	6.9%	9.6%	9.6%	9.6%	11.9%	5.0%
Overall Ag Recovery	%	85.5%	85.5%	86.8%	86.8%	86.8%	90.3%	89.6%
Cu Recovery	%	65.7%	65.7%	67.0%	67.0%	67.0%	52.5%	50.3%
Pb Recovery	%	76.0%	76.0%	68.1%	68.1%	68.1%	82.7%	85.3%
Zn Recovery	%	82.7%	82.7%	84.1%	84.1%	84.1%	77.0%	81.1%

     Pan American carefully evaluated the metallurgical performance of the Sacracancha process plant during the month of October 2003. The SMC metallurgical projections from the table above were applied to the ore ton and grade distributions by mine area to determine a weighted average metallurgical performance projection for the ores treated at the Sacracancha plant during October 2003. This projection was compared to the actual performance as determined from the reported month-end metallurgical balance. Overall, using common metal sales prices and marketing terms, the unit net smelter return on an ore ton processed basis during October 2003 at the Sacracancha plant was 2.9% less than that predicted by the metallurgical projection targets used for the Morococha reserve estimation.

Mine Plan and Development Program

     Pan American has developed a long range mine plan and development program for the Morococha property, based on an average production of 1,600 tonnes of ore per day through 2007 (40,000 tonnes per month, 480,000 tonnes annually) and an average of 1,840 tonnes of ore per day from 2008 to 2018 (46,000 tonnes per month, 552,000 tonnes annually), assuming an average of 25 production days per month. Production is scheduled to come from all areas of the Morococha operation at different levels through 2018.

     The long range mine plan was completed based on the following prices: silver — $5 per troy ounce; copper — $1,900 per tonne; lead — $600 per tonne; and zinc — $900 per tonne. These prices are higher than the metal prices used by SMC for proven and probable reserve estimates, due to improvements in metal prices since June 30, 2003.

     The mine plan was sequenced using, in order or preference, proven and probable reserves, measured and indicated resources, and finally, inferred resources. Thus, the earliest years of the mine plan can be considered as a short-term plan having a high degree of certainty. Total material processed in the 15 year mine plan is approximately eight million tonnes. Of the total material processed in the plan, 1.5 million tonnes (18%) are mineral reserves and measured and indicated resources. The remaining 82% of the material scheduled is inferred resources. A combination of diamond drilling in the first two years and underground drifting for the entire mine life is included in the plan to convert inferred resources to reserves prior to mining. SMC has not historically recorded a running success rate regarding the conversion of inferred resources to proven reserves, as SMC has not historically estimated inferred resource data for the Morococha mine. Instead, SMC has recorded the number of tonnes of new reserves estimated for every metre of development advance. Pan American’s drifting program applies those historical conversion rates to the inferred resources Pan American has identified. Rather, in each production year the amount that has been mined has been replaced with new reserves. Pan American has assumed that both diamond drilling and drifting would be accelerated in the first years of the mine plan to extend the mine life beyond its present three year proven and probable reserve life.

     The mine plan and development program includes several capital improvements designed to increase productivity. These include:

•	Extending the length of the stopes to 70 metres which will result in a 30% reduction of raise preparation.

•	Implementation of development drilling to improve the development performance ratio (tonnes of ore converted per metre of development) to 55 tonnes per metre from the current 20 tonnes per metre;

•	Better control of external dilution in the Codiciada Alta, Sulfurosa, and Alapampa areas (which averaged 8% in 2003), bringing it in line with the Codiciada Baja, Manuelita, and Yacumina areas, where the average excess external dilution in 2003 was minimal (0.06%).

•	The development of additional ore passes and waste passes in 2004 and 2005 in Codiciada and Alapampa and in 2007 in areas of Yacumina in order to reduce ore handling;

•	Repairs to the Central shaft, including realignment of 150 metres of timber and guides, electrical improvements to the hoist, new cables, and installation of equipment that will provide for the simultaneous hoisting of ore and waste, avoiding the current necessity to campaign the separate materials;

•	The development of main haulage levels in the lower areas of the mine that will allow the use of 10-tonne trolley locomotives and 100 cubic foot cars;

•	The centralization of the ore flow to the Central shaft and the Manuelita shaft, which will reduce ore handling; and

•	Improvements to compressed air and drilling water supply services, and ventilation.

     Capital cost estimates for the mine, plant, infrastructure, environmental and sustaining capital over three years total approximately $16 million. These capital expenditures are necessary in order to achieve the overall long term planned production rate of 48,000 metric tons per month, prepare the operation for sustained production beyond the three year proven and probable reserve life and to achieve forecast cash flow.

     Operating costs of the Morococha property over the three year period during which the current proven and probable reserves would be mined are estimated to be approximately $18.13 million, $18.77 million and $17.79 million in each of the three years of the mine plan, respectively. This represents unit operating costs per tonne of $38.62, $39.37 and $36.51 in each of the three years of the mine plan, for an average unit operating cost per tonne of $38.15. The operating cost assumptions were developed using source data provided by SMC. Historic production basis and accounting costs records for SMC were analysed and reconciled in order to obtain the most accurate present costs incurred in the operations. Adjustments were made where it is known the costs under Pan American’s stewardship will differ from present costs. The primary data source for the operating cost estimate was taken from actual costs incurred from January to October in 2003. An increase of five percent has been added to the contractor’s worker salaries, which results in an increase of 3.3% to the unit costs. Cost estimates included provisions for administrative office expenses, annual mining concession payments and insurance. The power supply costs were based on a review of the expected power consumption using a commercially available rate of $0.05326 per kilowatt hour. The operating costs estimate also included costs for exploration drilling.

     A cash flow forecast for the Morococha property was generated from the June 30, 2003 proven and probable reserves estimate and a projection of the December 31, 2003 proven and probable reserve base. The cash flow forecast estimated net after tax cash flows of the future production profile incorporating estimates for production rates, metallurgical performance, mined ore grades, direct mine operating costs, development costs, exploration drilling costs, general and administration costs, marketing costs, capital expenditures, employee profit sharing and corporate income taxes. The three year cash flow forecast totals approximately $9.3 million ($444,000 in year one, $4,604,000 in year two and $4,258,000 in year three). This forecast cash flow does not provide payback for the Company’s costs of acquiring Argentum based solely on the proven and probable reserves, as these only provide for a three year mine life. However, the Company believes that sustained mining will continue well beyond the life of the current proven and probable reserves and has included development and sustaining cost provisions based on this assumption.

     The economics of the Company’s long range, 15 year mine plan and development program for the Morococha property is based upon the assumption that future drilling and underground drifting will convert inferred resources to reserves prior to mining at a rate similar to SMC’s historic rate of generating new reserves for every metre of development advance. This mine plan and development program is necessarily preliminary in nature, because it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that inferred resources will be converted to mineable reserves in sufficient quantities to support Pan American’s long range mine plan and development program.

Mine Life

     The estimated proven and probable reserves on the Morococha property provide for a three-year mine life at Pan American’s short-term planned production rate of 40,000 tonnes per month. However, Pan American expects the mine will continue to produce for at least 15 years as reserve definition programs are carried out. Historically, most underground mines in mature mining districts, in countries such as Canada, the United States and Peru, have carried no more than three to five years of proven and probable reserves ahead of production. This is because of the very significant capital costs required to maintain sufficient mine development to provide access for the drilling and sampling required to support the conversion of indicated and inferred resources to proven and probable reserves. As a result, at any given point in a typical underground mine’s life, a valuation of the mine based only on proven and probable reserves would not be likely to justify purchase of the mine by a third party. At Morococha, SMC has been successful at generating new reserves to replace those mined each year. In Pan American’s opinion, given the demonstrated geologic potential of the district, this trend can reasonably be expected to continue for the 15-year period in Pan American’s long range plan.

Markets

     Sales of copper, lead, and zinc concentrates by large and medium size mining companies in Peru occur through tenders to international traders and smelters. Currently, part of SMC’s production from the Morococha mine is sold locally to the Doe Run smelter in Peru and Cajamarquilla refineries and the balance is exported. Most mining companies in Peru sell directly to traders, mainly Glencore, Trafigura, BHL, Pechiney, and Transamine, but in lesser amounts to Hochschild Partners, Marc Rich, Euromin, Mintrade, LN Metals, Samsung, among others, with less participation. Foreign refineries that buy directly from producers include UMICORE (Belgium), Paraibuna (Brazil) and other, less significant, traders and refiners. Pan American, through its Huaron and Quiruvilca operations, already has developed business relationships with many of these traders and smelters.

     No marketing contracts are being assumed by Argentum from SMC. Pan American has existing marketing contracts for its other operations in Peru, and under the terms of the Argentum share purchase agreement Pan American is free to pursue new marketing contracts for Morococha’s production.

Environmental Considerations

     The Morococha mine area is located between 4,500 and 4,900 metres above sea level. At this altitude, vegetation is sparse and wildlife is limited to birds, small mammals, reptiles, and amphibians. Human use of the area is almost exclusively for mining and exploration activities, except for the occasional grazing of sheep. Soil development is generally poor, and is limited to a thin (10-20 centimetre) layer of sandy loam with low organic content. The area has significant impacts from historic mining and related activities.

     The landforms of the area have been created by glacial activity with U-shaped valleys, hanging valleys and tarns (hanging lakes). These landforms create locally isolated surface water basins and locally steep valley walls. Several drainages are tributary to Rio Yauli, which in turn is tributary to Rio Mantaro. The Kingsmill drainage tunnel discharges between 1.5 to 1.8 cubic metres per second of water into the Rio Yauli and has been determined to be a significant polluter according to studies performed in the late 1990s.

     The assessment of the potential closure and post-closure liabilities at the Morococha site is based on an evaluation of the potential risks to the local environment. Some of the local environmental conditions preclude impacts to critical resources, given the harsh conditions, elevation, limited human activity apart from mining and exploration, and the conditions of the natural mineralized outcrops that exist in the area.

     The single largest environmental liability identified is the Morococha mine’s share of the cost of a proposed Kingsmill tunnel water treatment plant. Morococha’s share was defined by a study completed in 1997 by Water Management Consultants (“WMC”), which apportioned responsibility for the costs of the treatment plant as follows:

•	Centromin	72.2%

•	Morococha operations	12.3%

•	Soc. Minera Puquiococha	8.5%

•	Soc. Minera Austria Duvaz	4.9%

•	Minera Centrominas	2.1%

     The capital and operating costs for the water treatment facility are directly proportional to both constituent load and flow determined in the 1997 WMC study. The Company understands that Centromin is currently conducting an update to the 1997 WMC study, but the results of the update are not yet available. As part of its due diligence efforts, Pan American conducted its own sampling of the Kingsmill tunnel discharge. Based on the results of this sampling, which indicated an improvement to water quality since 1997, it appears unlikely that the update will materially change the responsibility calculations determined in the 1997 WMC study.

     The Huascacocha Lake, which is adjacent to the Morococha mining operations, has been used for tailings disposal since 1960. The facility has additional capacity for 15 years of tailings once a dike raise is completed. Initial deposition created a beach of tailings which eventually raised environmental concerns related to dust and acid generation. WMC completed a study in 2001 to determine what may be required to mitigate the historical tailings. The WMC plan includes raising the dike to submerge a larger portion of tailings and covering the remaining beach tailings with top soil. The share of responsibility for this tailings mitigation has been allocated in the WMC plan as follows:

•	Centromin	67.15%

•	Morococha Operations	21.01%

•	Soc. Minera Austria Duvaz	11.84%

     Although there are some uncertainties associated with certain recently enacted Peruvian environmental regulations, Pan American has estimated final site reclamation costs for the Morococha property to be approximately $3.31 million. Assuming a minimum 15-year mine life, Pan American anticipates that the annual funding of final site reclamation will require payments of $221,000 per year. In addition to final site reclamation costs, other non-environmental closure costs are estimated at $1.85 million for employee severance and warehouse closures.

Taxes

     The corporate tax rate on income in Peru is 30%. In addition, there is an 8% employee profit sharing tax, which is deductible from income for the purposes of calculating net income tax, thereby resulting in an effective tax rate on Morococha income of 35.6%. The report from the Energy and Mines Commission of the Peruvian Congress has recommended the approval of a bill to establish a 3% mining royalty applicable on invoiced “production value” based on international prices to compensate the state for the extraction of minerals. In order for the Peruvian Congress to debate and approve the proposed bill in full session, an approval from the Economy and Financial Intelligence Commission is required. Because both the Economy and Financial Intelligence Commission and the Peruvian Congress full sessions are in recess until March 2004, a decision by the Congress is not expected before late March or April of this year. The Company has not included any potential future royalty tax in its cash flow forecast for the Morococha property.

Quiruvilca Mine

     The Quiruvilca mine achieved a significant turnaround in 2003. Production levels at the Quiruvilca Mine were reduced in the fall of 2003 from approximately 45,000 tonnes per month to approximately 30,000 tonnes per month. Benefiting from the closure of the higher cost North Zone in August, the mine reduced cash costs from US$5.51 per ounce of silver to US$4.11 per ounce of silver. Earlier in 2003, Pan American had been contemplating the closure of Quiruvilca in mid-2004. However, with the reduction in cash costs and increases in metal prices Pan American has started to develop a longer term plan which would schedule production to at least to the end of 2005. Pan American has budgeted US$2.9 million for concurrent reclamation and closure related costs at Quiruvilca in calendar 2004 (including closing of adits, rehabilitation of tailings ponds, rehabilitation of waste dumps and water treatment). This forecast could be reduced significantly depending on the longer term mine plan. In the fourth quarter of 2002, Pan American prepared an estimate of the expected future reclamation costs to be incurred at the Quiruvilca and charged operations with a US$10 million provision for future reclamation.

Huaron Mine Expansion

     In the Fall of 2003, Pan American initiated a technical and economic evaluation of a possible expansion of the Huaron mine in Peru, which would increase this mine’s production. In September 2003, a feasibility study on the Huaron expansion was launched. This study is expected to be completed in late 2004. As part of the feasibility study, a $1 million drill program was initiated to upgrade the mine’s resources to proven and probable reserves and to identify additional resources. In October 2003, Pan American bought back the existing 3% net smelter royalty on the Huaron mine from a group of Peruvian companies for a total of US$2.5 million in cash. The buyout of the royalty should reduce the mine’s cash costs by approximately US$850,000 per year, starting in 2006.

La Colorada Expansion

     In July 2003, Pan American substantially completed a major expansion at its La Colorada silver mine in Mexico. The expansion included the construction of a 600 tonne per day oxide mill, which will add to the mine’s current production from the existing 200 tonne per day sulphide mill. Production at La Colorada, however, has not reached design capacity as quickly as anticipated in the original feasibility study for the expansion, and actual silver production in 2003 was approximately 1.15 million ounces below original estimates. Production at La Colorada is expected to reach design capacity during the third calendar quarter of 2004, following additional capital expenditures related to the expansion of approximately $1.5 million. During 2004, the Company expects the La Colorada mine to produce 3.1 million ounces of silver at a cash cost of approximately $3.66 per ounce.

Manantial Espejo

     A 6,000 metre infill drilling program has been initiated on Pan American’s 50%-owned Manantial Espejo silver-gold property in Argentina. Results to date have confirmed the size of the deposit and increased Pan American’s confidence in its geological model. The drilling program and related geotechnical and environmental work is expected to be completed in the first calendar quarter of 2004. The Company has hired a project manager who will be leading the feasibility study work which is now in progress. The Company plans to spend $1.6 million in 2004 (its 50% share) on feasibility studies and related activities.

Alamo Dorado

     During 2003, Pan American completed a confirmation diamond drill program on the Alamo Dorado project in Mexico. In addition, many of the original holes drilled by Corner Bay Silver Inc. (“Corner Bay”) prior to its acquisition by Pan American were resurveyed. The drilling and resurveying data has been collected to confirm and update the resource model that was prepared by Corner Bay. Depending on the results, additional drilling may be required. Metallurgical testing to update a 2002 feasibility study has almost been completed. An updated feasibility study will examine the economic merits of processing ore from the Alamo Dorado deposit in a conventional oxide leaching mill circuit versus heap leach processing. The updated study is expected to be completed in mid-2004.

DESCRIPTION OF SECURITIES

     The Company is authorized to issue 100,000,000 common shares, without par value, of which 57,269,966 are issued and outstanding as at the date of this prospectus. There are options outstanding to purchase up to 1,832,704 common shares at prices ranging from $3.51 to $9.26 and warrants outstanding to purchase up to 3,814,715 common shares at prices ranging from $3.52 to $9.26. There are $86.25 million principal amount of Debentures outstanding. Pursuant to the terms of the Debentures, each $1,000 principal amount of Debentures is convertible into 104.4932 common shares (subject to adjustment in certain events), representing a conversion price of $9.57.

     Holders of common shares are entitled to one vote per common share at all meetings of shareholders, to receive dividends as and when declared by the directors of the Company and to receive a pro rata share of the assets of the Company available for distribution to the shareholders in the event of the liquidation, dissolution or winding-up of the Company. There are no pre-emptive, conversion, purchase or redemption rights attached to the common shares of the Company. There are no sinking fund provisions in relation to the common shares of the Company. All common shares, when issued, are and will be issued as fully paid and non-assessable shares without liability for further calls or to assessment by the Company.

PLAN OF DISTRIBUTION

     Under the terms of the Trust Indenture dated July 30, 2003 between the Company and the Trustee (the “Trust Indenture”) which governs the Debentures, each holder who converts all or a portion of his or her Debentures will receive 104.4932 common shares of the Company (the “Original Conversion Shares”) for each $1,000 principal amount of Debentures, representing a conversion price of $9.57 (the “Conversion Price”). Furthermore, the Company may redeem the Debentures only on or after July 31, 2006, provided the weighted average trading price of the common shares of the Company on Nasdaq for 20 consecutive trading days ending five trading days preceding the date of a redemption notice equals at least 125% of the Conversion Price.

      On March      , 2004, the Company made an irrevocable offer (the “Offer”) to encourage early conversion by holders of the Company’s $86.25 million outstanding principal amount of Debentures. Pursuant to the Offer, during the 31 business day period from April      , 2004 to May      , 2004 (the “Conversion Period”):

•	Each holder who converts all or a portion of his or her Debentures will receive proceeds from the Company of $131.25 in cash (the “Cash Payment”) per $1,000 principal amount of Debentures converted during the Conversion Period; and

•	The Conversion Price will be reduced from $9.57 to $ , and each holder who converts all or a portion of his or her Debentures will receive common shares of the Company for each $1,000 principal amount of Debentures converted during the Conversion Period (representing the 104.4932 Original Conversion Shares and Additional Conversion Shares (collectively, the “Conversion Shares”)). This reduction to the Conversion Price and the issuance of Additional Conversion Shares is being effected pursuant to a term of the Trust Indenture which permits the Company, from time to time, to the extent permitted by law and subject to receipt of all regulatory approvals, to decrease the Conversion Price for a period of at least 31 business days, provided that the Company’s Board of Directors has determined in good faith that such a decrease would be in the best interest of the Company.

     Assuming conversion of all outstanding Debentures pursuant to the Offer, the Company will have (i) issued a total of approximately 9,012,538 Original Conversion Shares; (ii) issued a total of            Additional Conversion Shares; and (iii) made total Cash Payments of $11.32 million. Such Additional Conversion Shares have a value of approximately $           million (based on the closing market price of Pan American’s common shares on Nasdaq on March      , 2004).

     The terms of the Offer were determined solely by the Company. The Company’s Board of Directors has determined in good faith that the additional consideration, including the decrease in the Conversion Price, offered pursuant to the Offer is in the best interest of the Company.

     In order to exercise the conversion right, a holder of Debentures must:

•	instruct his or her broker or the depositary service participant with The Canadian Depositary for Securities Limited (“CDS”) through which he or she holds the Debentures, to instruct CDS to convert the holder’s Debentures pursuant to the electronic book entry system; and

•	furnish any other transfer documents specifically required by the Trustee or the Company.

     Surrender of physical Debenture certificates by individual holders is not necessary for the conversion of Debentures pursuant to CDS’ electronic book entry conversion program. Debentures may only be converted in integral multiples of $1,000 in principal amount. Holders who wish to convert all or a portion of their Debentures pursuant to the Offer should contact their broker or other institution through which the holder holds such Debentures to discuss the precise mechanics for converting the Debentures.

     Unless specific arrangements are made between a holder of Debentures and CDS for early conversion, the Company expects that, immediately prior to the end of the Conversion Period, CDS will submit a conversion notice to the Trustee requesting conversion of such number of Debentures that brokers and CDS participants have instructed CDS to convert, together with the global certificate representing all of the Debentures. Within five business days after the Trustee receives notice from CDS of such conversion, the Trustee shall issue and deliver to CDS a global certificate representing the number of Conversion Shares to be issued pursuant to the conversion of the Debentures, the aggregate Cash Payment to be paid upon the conversion of the Debentures, a cash payment in respect of any fractional Conversion Shares that would be owing to CDS and a global certificate for any remaining unconverted Debentures. CDS will credit the Conversion Shares, the Cash Payments and payments in lieu of any fractional Conversion Shares to each broker’s or CDS participant’s account, who in turn will credit their clients’ accounts. After this process concludes, if a former holder of Debentures wishes to receive delivery of a physical certificate representing his or her Conversion Shares or wishes to have his or her Cash Payment transferred to another account, such former holder should make such arrangements directly with their broker or the CDS participant through which he or she held the Debentures.

     The receipt by CDS of the Conversion Shares and the Cash Payment to which a holder of Debentures is entitled upon conversion of his or her Debentures will satisfy all obligations on the part of the Company to pay principal and accrued but unpaid interest on such holder’s Debentures.

     The Offer will not be subject to any minimum amount of the Debentures being converted and the Company will make no Cash Payments or allow for a Conversion Price Decrease in respect of the conversion of any Debentures made prior to the Conversion Period. Following the end of the Conversion Period, the Conversion Price for the Debentures will return to its original amount of $9.57 and no Cash Payments will be made in respect of the conversion of any Debentures.

     The Company will receive no cash proceeds in connection with the issuance of the Additional Conversion Shares. The expenses of this offering are estimated to be $           and will be paid from the general funds of the Company.

     The TSX has conditionally approved the listing of the Additional Conversion Shares offered under this prospectus, subject to the Company fulfilling all of the listing requirements of the TSX by May 24, 2004.

INCOME TAX CONSIDERATIONS

Certain Canadian Federal Income Tax Considerations

     In the opinion of Borden Ladner Gervais LLP, counsel for the Company, the following is a general summary of the principal Canadian federal income tax considerations generally applicable to a holder of Debentures (a “Holder”) who converts Debentures under this prospectus and who, at all relevant times, for purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”), holds the Debentures and will hold the common shares acquired on a conversion of Debentures as capital property and deals with the Company at arm’s length. Generally, Debentures and common shares will be considered to be capital property to a Holder provided that the Holder does not hold the Debentures or common shares in the course of carrying on a business and has not acquired them as an adventure in the nature of trade. Debentures and common shares held by certain “financial institutions” (as defined in the Canadian Tax Act) will generally not be capital property to such Holders and will be subject to special “mark-to-market rules” contained in the Canadian Tax Act. This summary does not take into account these mark-to-market rules. Holders which are financial institutions for purposes of these rules or which otherwise do not hold their Debentures or common shares as capital property should consult their own tax advisors.

     This summary is based on the current provisions of the Canadian Tax Act and the regulations thereunder, all specific proposals to amend the Canadian Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, and counsel’s understanding of the administrative practices of the Canada Customs and Revenue Agency (the “CCRA”). This summary is not exhaustive of all possible Canadian federal income tax considerations and, except as mentioned above, does not anticipate any changes in law whether by legislative, governmental or judicial decision or action, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

     This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder and no representation with respect to the income tax consequences to any particular Holder is made. Consequently, those Holders who convert a Debenture during the Conversion Period pursuant to the terms of the Offer should consult their own tax advisors for advice with respect to the tax consequences to them of converting a Debenture pursuant to the Offer and of holding or disposing of common shares acquired on the conversion, including the application and effect of the income and other tax laws of any country, province, state or local tax authority.

     For purposes of the Canadian Tax Act, all amounts relating to the acquisition, holding or disposition of Debentures or common shares (other than amounts related to the acquisition of common shares on a conversion of Debentures when an election is made pursuant to subsection 85(1) or 85(2) of the Canadian Tax Act (as described below under “Exercise of Conversion Right Where Election is Made under Section 85 of the Canadian Tax Act”)), including interest, dividends, adjusted cost base and proceeds of disposition, must be converted into Canadian dollars based on the United States-Canadian dollar exchange rate applicable to the effective date of the related acquisition, disposition or recognition of income.

Residents of Canada

     The following summary is generally applicable to a Holder who, at all relevant times, for purposes of the Canadian Tax Act and any applicable income tax treaty or convention, is or is deemed to be a resident of Canada. Certain Holders whose Debentures or common shares acquired on the conversion of Debentures might not otherwise qualify as capital property may make an irrevocable election in accordance with subsection 39(4) of the Canadian Tax Act to have the Debentures and common shares (other than common shares in respect of which an election is made under section 85 of the Canadian Tax Act or an acquisition of the common shares by the Holder) and every “Canadian security” (as defined in the Canadian Tax Act) owned by such Holder in the taxation year of the election and in all subsequent years deemed to be capital property.

Conversion of Debentures Where No Election is Made under Section 85 of the Canadian Tax Act

     A Holder who converts a Debenture pursuant to the Offer (and who does not make an election in respect of the conversion of the Debenture pursuant to the Offer in accordance with the provisions of subsection 85(1) or 85(2) of the Canadian Tax Act (as described below under “Exercise of Conversion Right Where Election is Made under Section 85 of the Canadian Tax Act”)) will generally be deemed to have realized a capital gain (or a capital loss) equal to the amount by which such Holder’s proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the Holder’s adjusted cost base of the Debenture. A Holder’s proceeds of disposition will be equal to the sum of the aggregate amount of cash received and the fair market value, on the date the Debentures are surrendered by CDS for conversion (the “Conversion Date”), of the common shares received upon exercising the right of conversion pursuant to the Offer (adjusted as described below in respect of amounts received in satisfaction of accrued interest). See “Taxation of Capital Gains and Capital Losses” below.

     Upon a disposition of a Debenture, a Holder will generally also be required to include in computing income the amount of interest accrued on the Debenture from the date of the last interest payment to the Conversion Date to the extent that such amount has not otherwise been included in computing the Holder’s income for the taxation year or a previous taxation year. A Holder’s proceeds of disposition will then be reduced by this amount.

     The cost of the common shares so acquired by a Holder of a Debenture who converts pursuant to the Offer will be the fair market value thereof on the Conversion Date. The adjusted cost base to the Holder of the common shares will be averaged with the adjusted cost base of all other common shares held by the Holder as capital property.

Conversion of Debentures Where Election is Made under Section 85 of the Canadian Tax Act

     A Holder who converts a Debenture pursuant to the Offer may obtain a full or partial tax-deferral in respect of such conversion by filing with the CCRA (and where applicable, with a provincial tax authority) an election (the “Tax Election”) under subsection 85(1) of the Canadian Tax Act or, in the case of a partnership, under subsection 85(2) of the Canadian Tax Act (and the corresponding provisions of any applicable provincial tax legislation) made jointly by the Holder and the Company in respect of such conversion pursuant to the Offer and specifying therein a “transfer price”, within the limitations set forth below.

     In general, the transfer price specified in the Tax Election in respect of the conversion of the Debentures pursuant to the Offer may not:

(a)	be less than the lesser of the Holder’s adjusted cost base of the Debenture and the fair market value of the Debenture determined at the time the Debenture is converted pursuant to the Offer;

(b)	be less than the aggregate amount of cash received as a result of the converting the Debenture (other than cash received in satisfaction of accrued interest) pursuant to the Offer; or

(c)	exceed the fair market value of the Debenture determined at the time the Debenture is converted pursuant to the Offer.

     Specified transfer prices which do not otherwise comply with these limitations will automatically be adjusted under the Canadian Tax Act so that they are in compliance.

     As a result of the Tax Election:

(a)	Debentures that are the subject of the Tax Election will be deemed to be disposed of for proceeds of disposition equal to the transfer price specified therefor. Subject to the limitations set out in subsection 85(1) or 85(2) of the Canadian Tax Act regarding the transfer price, if the specified transfer price is equal to the adjusted cost base of the Debenture and any reasonable costs of disposition, no capital gain or capital loss will be realized by the Holder of the Debenture. Subject to such limitations, to the extent that the specified transfer price in respect of such a Debenture exceeds (or is less than) the adjusted cost base and any reasonable costs of disposition, a Holder of a Debenture will realize a capital gain (or a capital loss). See “Taxation of Capital Gains and Capital Losses” below; and

(b)	the aggregate cost of common shares received by a Holder of a Debenture as a result of converting a Debenture (other than common shares received in satisfaction of accrued interest) pursuant to the Offer will be equal to the amount by which the specified transfer price exceeds the aggregate amount of cash received (including any cash received in lieu of fractional common shares, but excluding cash received in satisfaction of accrued interest) from the Company as a result of a Holder converting pursuant to the Offer. The adjusted cost base to the Holder of the common shares will be averaged with the adjusted cost base of all other common shares held by the Holder as capital property.

     The Company will make a Tax Election under subsection 85(l) or 85(2) of the Canadian Tax Act (and any similar provision of any provincial tax legislation) only with a Holder of a Debenture, and at the amount determined by such Holder, subject to the limitations set out in subsections 85(1) and 85(2) of the Canadian Tax Act (or any applicable provincial tax legislation).

     A Holder of a Debenture who wishes to effect the conversion of a Debenture pursuant to subsection 85(1) or 85(2) of the Canadian Tax Act, as the case may be, must ensure that a duly completed and signed Tax Election Package is received by the Company at its offices at 1500 — 625 Howe Street, Vancouver, British Columbia, V6C 2T6, Attention: Corporate Secretary on or before July 31, 2004 for execution and filing by the Company or its agent. A Holder will not be able to benefit at all from the tax-deferral provisions if the Tax Election Package is received by the Company after July 31, 2004 in that the Company has agreed only to execute any properly completed Tax Election which the Company receives on or before July 31, 2004 and to forward such Tax Election Packages by mail to the appropriate tax authorities on or before September 30, 2004. Accordingly, a Holder should ensure that a properly completed Tax Election Package is received by the Company on or before July 31, 2004.

     Although the Tax Election involves certain complexities, it may result in more favourable tax consequences to a Holder depending on the Holder’s particular circumstances. A Holder should consult their own tax advisors to determine the availability and advisability of making a Tax Election and, if so, the selection of a specified transfer price therein and to determine whether any separate election form must be filed with any provincial taxing authority.

     The federal Tax Election consists of one completed copy of Form T2057 or, in the event that the Debentures are held by a partnership, one completed copy of Form T2058. A Holder who wishes to enter into a Tax Election with the Company must obtain the appropriate federal election forms (Form T2057 or T2058) from the CCRA, and where necessary, from the appropriate provincial taxation authority. Form T2057 and Form T2058 are available on the website of the CCRA at www.ccra-adrc.gc.ca/E/pbg/tf/t2057/t2057-04e.pdf and www.ccra-adrc.gc.ca/E/pbg/tf/t2058/t2058-01e.pdf, respectively.

     Where the Debentures are held as partnership property, a partner designated by the partnership must file one completed copy of Form T2058 on behalf of (but not for) each member of the partnership (and, where applicable, the corresponding form in duplicate with the provincial taxation authority). Such Form T2058 (and provincial form, if applicable) must be accompanied by a list containing the name and social insurance number or account number of each partner and must be signed by each partner or accompanied by a copy of the document authorizing the designated partner to complete, execute and file the form on behalf of the other partners.

     It is recommended that all Holders who may wish to enter into a Tax Election with the Company give their immediate attention to this matter. Compliance with the requirements to ensure the validity of a Tax Election will be the sole responsibility of the Holder making the Tax Election. Such Holder will be solely responsible for the payment of late filing penalties. The Company will not execute or file Tax Elections received by it after July 31, 2004. The Company will not be liable for the payment of any late-filing penalties or in respect of any errors or omissions in any Tax Elections received, executed and filed by it nor in respect of the non-filing of Tax Elections received by it after July 31, 2004.

     In order for the CCRA to accept the Tax Election without a late filing penalty being payable by a Holder, the Tax Election, duly completed and executed by both the Holder and the Company, must be received by such tax authorities on or before the day that is the earliest of the days on or before which either the Company or the Holder is required to file an income tax return for the taxation year in which the disposition occurs. Holders are urged to consult their own tax advisors as soon as possible respecting the deadlines applicable to their own particular circumstances.

     The comments provided herein with respect to such Tax Elections are provided for general assistance only. The law in this area is complex and contains numerous technical requirements, including limitations applicable to the transfer price. Compliance with such requirements to ensure the validity of the Tax Elections will be the sole responsibility of the Holder making the election. Holders wishing to utilize this election should consult their own tax advisors.

     If the Holder whose Debentures are converted fails to follow the applicable procedures referred to above which are designed to achieve a tax deferral on the conversion of the Debentures, then such Holder will not benefit from the tax-deferral provisions of the Canadian Tax Act.

     Holders are referred to Information Circular 76-19R3 and Interpretation Bulletin IT-291R3 issued by the CCRA for information respecting the Tax Election to be made under the Canadian Tax Act. Information Circular 76-19R3 and Interpretation Bulletin IT-291R3 are available on the website of the CCRA at www.ccra-adrc.gc.ca/E/pub/tp/ic76-19r3/ic76-19r3-e.html and www.ccra-adrc.gc.ca/E/pub/tp/it291r3/it291r3-e.pdf, respectively.

     Upon a conversion of a Debenture, a Holder will generally also be required to include in computing income the amount of interest accrued on the Debenture from the date of the last interest payment to the Conversion Date to the extent that such amount has not otherwise been included in computing the Holder’s income for the taxation year or a previous taxation year.

Taxation of Capital Gains and Capital Losses

     One-half of the amount of any capital gain (a “taxable capital gain”) realized by a Holder in a taxation year must be included in computing the Holder’s income in that year. One-half of the amount of any capital loss (an “allowable capital loss”) realized by a Holder in a taxation year generally may be deducted from taxable capital gains realized by the Holder in that year. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any following taxation year against taxable capital gains realized in such years to the extent and under the circumstances described in the Canadian Tax Act.

     A capital gain realized by an individual (including certain trusts) may give rise to a liability for alternative minimum tax. A Holder that is a “Canadian-controlled private corporation” (as defined in the Canadian Tax Act) may be liable for a refundable tax of 6 2/3% on certain investment income, including taxable capital gains.

Common Shares

     Dividends declared and paid on a Holder’s common shares will be included in the Holder’s income as taxable dividends received from a taxable Canadian corporation. The normal gross-up and dividend tax credit rules will apply to dividends received by a Holder who is an individual and dividends received by a Holder which is a corporation will normally be deductible in computing its taxable income. Certain corporations may be liable to pay a refundable tax under Part IV of the Canadian Tax Act on such dividends.

     A disposition or deemed disposition of a common share (other than a disposition to the Company) after the conversion will generally result in the Holder realizing a capital gain (or capital loss) to the extent that the proceeds of disposition of the common share exceed (or are less than) the aggregate of the Holder’s adjusted cost base of the common share and any reasonable costs related to the disposition. The general tax treatment of capital gains and capital losses is discussed above under the heading “Taxation of Capital Gains and Capital Losses’’.

     In the case of a Holder that is a corporation, the amount of any capital loss otherwise determined resulting from the disposition or deemed disposition of a common share may be reduced by the amount of dividends previously received or deemed to have been received thereon in accordance with detailed rules contained in the Canadian Tax Act in this regard. Analogous rules apply where a corporation is a member of a partnership or a beneficiary of a trust that owns common shares or where a partnership or trust, of which a corporation is a member or beneficiary, itself is a member of a partnership or a beneficiary of a trust that owns common shares. Holders to whom these rules may be relevant should consult their own tax advisors.

United States Currency

     A disposition or deemed disposition, after the conversion of Debentures, of United States currency received on the conversion of a Debenture may give rise to a further gain (or loss) under the Canadian Tax Act to the extent that the Canadian dollar has increased (or decreased) in value as compared to the United States dollar from the Conversion Date to the time of disposition of the United States currency by the Holder.

Non-Residents of Canada

     The following summary is generally applicable to a Holder who, at all relevant times, for purposes of the Canadian Tax Act and any applicable income tax treaty or convention, is or is deemed to be a non-resident of Canada and does not use or hold and is not deemed to use or hold the Debentures or common shares acquired pursuant to the Offer in carrying on a business in Canada (a “Non-Resident Holder”). Special rules, which are not discussed below, may apply to a Non-Resident Holder which is an insurer that carries on business in Canada and elsewhere.

     The term “US Holder,” for the purposes of this summary, means a Non-Resident Holder who, for purposes of the Canada-United States Income Tax Convention (1980) (the “Convention”), is at all relevant times a resident of the United States and does not use or hold and is not deemed to use or hold the Debentures or the common shares in connection with carrying on a business in Canada through a permanent establishment or fixed base in Canada.

Conversion of Debentures

     The conversion, by a Non-Resident Holder, of a Debenture into common shares pursuant to the Offer will generally be deemed to constitute a disposition of the Debenture for the purposes of the Canadian Tax Act.

     A Non-Resident Holder will not be subject to tax under the Canadian Tax Act in respect of any capital gain realized by such Non-Resident Holder on a conversion of Debentures, unless the Debenture constitutes “taxable Canadian property” (as defined in the Canadian Tax Act) of the Non-Resident Holder at the time of disposition and the Holder is not entitled to relief under an applicable income tax treaty or convention. The Debenture will not constitute taxable Canadian property unless the common shares that may be acquired on a conversion of the Debenture constitute taxable Canadian property of the Non-Resident Holder. As long as the common shares are then listed on a prescribed stock exchange (which currently includes the TSX and Nasdaq), the common shares generally will not constitute taxable Canadian property of a Non-Resident Holder, unless at any time during the 60-month period immediately preceding the disposition of the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length, or the Non-Resident Holder together with all such persons, owned or was considered to own 25% or more of the issued shares of any class or series of shares of the capital stock of the Company.

     If the Debentures are taxable Canadian property to a Non-Resident Holder that is a US Holder at the time of disposition, any capital gain realized on the conversion of such Debentures will, according to the Convention, generally not be subject to Canadian federal income tax.

     In the event that the Debentures are taxable Canadian property to a Non-Resident Holder and the capital gain realized on conversion of such Debentures is not exempt from Canadian tax by virtue of an applicable treaty, then the Non-Resident Holder may seek to take advantage of the tax-deferral provisions of subsection 85(1) or 85(2) of the Canadian Tax Act as described above under “Residents of Canada — Exercise of Conversion Right Where No Election is Made under Section 85 of the Canadian Tax Act”. However, if such an election is made, the common shares received on the disposition of Debentures will be deemed to be taxable Canadian property to such Holder. A Non-Resident Holder whose Debentures are taxable Canadian property should consult their own advisors for advice having regard to their particular circumstances.

Taxation of Interest on Debentures

     A Non-Resident Holder will not be subject to Canadian withholding tax in respect of the amounts paid or credited by the Company in satisfaction of interest including the accrued interest on the Debenture from the date of the last interest payment to the Conversion Date.

Disposition of Common Shares

     A Non-Resident Holder will not be subject to tax under the Canadian Tax Act in respect of any capital gain realized by such Non-Resident Holder on a disposition of common shares acquired pursuant to the Offer, unless the common shares constitute “taxable Canadian property” (as defined in the Canadian Tax Act) of the Non-Resident Holder at the time of disposition and the Holder is not entitled to relief under an applicable income tax treaty or convention. See “Disposition of Debentures” above for a discussion of whether the common shares would constitute taxable Canadian property.

     If the common shares are taxable Canadian property to a Non-Resident Holder that is a US Holder at the time of disposition, any capital gain realized on the disposition or deemed disposition of such common shares will, according to the Convention, generally not be subject to Canadian federal income tax unless the value of the shares of the Company at the time of the disposition of the common shares is derived principally from “real estate situated in Canada” within the meaning set out in the Convention. A Non-Resident Holder whose common shares are taxable Canadian property should consult their own advisors.

Taxation of Dividends on Common Shares

     Under the Canadian Tax Act, dividends on common shares paid or credited to a Non-Resident Holder will be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividends. This withholding tax may be reduced pursuant to the terms of an applicable income tax treaty or convention between Canada and the country of residence of a Non-Resident Holder. Under the Convention, a Non-Resident Holder that is a US Holder will generally be subject to Canadian withholding tax at a rate of 15% of the amount of such dividends. In addition, under the Convention, dividends may be exempt from Canadian non-resident withholding tax if paid to certain US Holders that are qualifying religious, scientific, literary, educational or charitable tax-exempt organizations and qualifying trusts, companies, organizations or arrangements operated exclusively to administer or provide pension, retirement or employee benefits that are exempt from tax in the United States and that have complied with specific administrative procedures.

Certain Material United States Federal Income Tax Considerations

     The following summary describes certain material United States federal income tax consequences of the conversion of the Debentures and the ownership and disposition of common shares into which Debentures are converted, to U.S. Holders, defined below. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury Regulations promulgated and proposed thereunder, judicial authority and administrative interpretations of the foregoing, all of which are subject to change, possibly on a retroactive basis. This summary applies only to U.S. Holders that hold Debentures (and common shares into which Debentures may be converted) as “capital assets” within the meaning of Section 1221 of the Code. This discussion does not address all of the tax considerations that may be applicable to a U.S. Holder’s particular circumstances or to U.S. Holders that may be subject to special tax rules such as banks, holders subject to the alternative minimum tax, tax-exempt organizations, persons that have a functional currency other than the U.S. dollar, persons holding Debentures or common shares in a tax-deferred or tax-advantaged account, persons who are partners, shareholders or beneficiaries of an entity that holds the Debentures or common shares, insurance companies, non-United States persons or entities, dealers in securities or currencies, persons that will hold Debentures as a position in a hedging transaction, “straddle” or “conversion transaction” for tax purposes, persons deemed to sell Debentures or common shares under the constructive sale provisions of the Code, or persons who actually or constructively own 10% or more of the common shares. This summary does not consider the effect of the United States federal estate or gift tax laws or the tax laws of any applicable foreign, state, local or other jurisdiction.

     For purposes of this summary, “U.S. Holders” includes: (i) individual citizens or residents of the United States, (ii) corporations or other entities taxable as corporations that are created or organized in or under the laws of the United States or of any political subdivision thereof; (iii) estates, the incomes of which are subject to United States federal income taxation regardless of the source of such income; or (iv) trusts subject to the primary supervision of a United States court and the control of one or more United States persons or trusts that have elected to be treated as United States persons under applicable Treasury Regulations.

     The Company has not sought any ruling from the Internal Revenue Service (the “IRS”) with respect to the statements made and the conclusions reached in the following summary. Accordingly, there can be no assurance that the IRS will not challenge such statements and conclusions or that a court will not sustain such a challenge.

     INVESTORS CONSIDERING THE CONVERSION OF THEIR DEBENTURES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE UNITED STATES FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Conversion of the Debentures

     The following discussion assumes that the Debentures are treated as “securities” for United States federal income tax purposes, as the Company believes, and that the conversion of the Debentures constitutes a recapitalization within the meaning of Section 368(a)(1)(E) of the Code.

     A U.S. Holder will realize gain or loss on the conversion of Debentures into Common Shares measured by the difference, if any, between (i) the fair market value of the Common Shares received in the conversion, plus the amount of the Cash Payment, and (ii) such U.S. Holder’s tax basis in the Debentures. Gain realized, if any, by a U.S. Holder in the conversion will be recognized, but only to the extent such gain does not exceed the amount of the Cash Payment. Any such gain would be capital gain or ordinary income depending on the particular circumstances of the U.S. Holder, except that in any case ordinary income generally would be recognized to the extent of any accrued but unpaid interest on the Debentures. Any loss realized by a U.S. Holder in the conversion will not be recognized.

     A U.S. Holder’s tax basis in the Common Shares received in the conversion will equal the U.S. Holder’s tax basis in the Debentures exchanged therefor, decreased by the amount of the Cash Payment received, and increased by the amount of any gain recognized by such U.S. Holder. In addition, a U.S. Holder will have a holding period in its Common Shares received in the conversion equal to its holding period in the Debentures exchanged therefor.

     There can be no assurance that the IRS would agree with the treatment of the conversion of Debentures and receipt of the Cash Payment described above. Accordingly, there can be no assurance that the IRS would not challenge such treatment, and if challenged, that a court would not agree with the IRS. Accordingly, U.S. Holders should consult their own tax advisors regarding the tax consequences to them of the conversion of Debentures and receipt of the Cash Payment.

Sale of Common Shares

     Subject to the passive foreign investment company (“PFIC”) rules discussed below, upon the sale or exchange of common shares a U.S. Holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash proceeds and the fair market value of any property received upon the sale or exchange and (ii) such U.S. Holder’s adjusted tax basis in the common shares. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period in the common shares is more than one year at the time of the sale or exchange. A U.S. Holder’s basis and holding period in common shares received upon conversion of a Debenture are determined as discussed above under “Conversion of the Debentures”. The deductibility of capital losses is subject to limitations. Such gain or loss generally will be treated as income or loss from within the United States for United States foreign tax credit purposes.

Dividends

     Subject to the PFIC rules discussed below, distributions (including any Canadian taxes withheld therefrom), if any, made on the common shares received in the conversion of the Debentures generally will be included in the income of a U.S. Holder as ordinary dividend income to the extent of the Company’s current and accumulated earnings and profits, as determined under United States federal income tax principles. A corporate U.S. Holder will not be entitled to a dividends received deduction generally available upon the receipt of dividends distributed by United States corporations. Distributions in excess of the Company’s current and accumulated earnings and profits will be treated as a return of capital to the extent of the U.S. Holder’s basis in the common shares and thereafter as capital gain. Dividends will be treated as income from outside the United States, but generally will be treated as “passive income” or “financial services income”, for United States foreign tax credit purposes. A U.S. Holder may be entitled to a United States foreign tax credit or deduction for any Canadian tax withheld, although the amount of such credit or deduction may be limited by the Code.

Payments in Canadian Dollars

     If any dividends are paid in a currency other than the U.S. dollar, the amount includible in gross income will be the U.S. dollar value of such dividend, calculated by reference to the exchange rate in effect on the date of receipt of the payment, regardless of whether the payment is actually converted into U.S. dollars. If any Canadian dollars received are later converted into U.S. dollars, U.S. Holders may realize gain or loss on the conversion. Gain or loss, if any, realized as a result of currency exchange fluctuations during the period from the date of inclusion of the payment in income to the date of conversion of the payment into U.S. dollars will be treated as ordinary income or loss. This gain or loss generally will be from sources within the United States for United States foreign tax credit purposes. U.S. Holders should consult their own tax advisors concerning the possibility of foreign currency gain or loss if any such currency is not converted into U.S. dollars on the date of receipt.

Passive Foreign Investment Company Status

     Special United States federal income tax rules apply to United States persons owning shares of a PFIC. As described below, the Company does not believe that it has been a PFIC, and does not anticipate becoming a PFIC in the future. However, there can be no assurance that the IRS will not successfully challenge the Company’s position or that the Company will not become a PFIC at some future time as a result of changes in its assets, income or business operations.

     A non-U.S. corporation generally will be classified as a PFIC for United States federal income tax purposes in any taxable year in which, after applying relevant look-through rules with respect to the income and assets of subsidiaries, either at least 75% of its gross income is “passive income”, or on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income. For this purpose, passive income generally includes, among other things, dividends, interest, certain rents and royalties and gains from the disposition of passive assets. Net gains from commodities transactions are generally treated as passive income, potentially triggering PFIC status, unless derived in the active conduct of business as a producer, processor, merchant or handler of commodities where a corporation’s gross receipts from such qualified activities exceed 85% of its total gross receipts.

     If the Company is classified as a PFIC for any taxable year during which a U.S. Holder holds common shares or Debentures, such U.S. Holder generally will be taxed at ordinary income tax rates on any gain realized on the sale or exchange of the common shares or Debentures and will also be subject to a special interest charge with respect to any such gain and certain dividends received. Rather than being subject to this tax regime, a U.S. Holder of common shares may:

•	make a “qualified electing fund” election, as defined in the Code, to be taxed currently on its pro rata portion of the Company’s income and gain, whether or not such income or gain is distributed in the form of dividends or otherwise, or

•	make a “mark-to-market” election and thereby agree, for the year of the election and each subsequent tax year, to recognize ordinary gain or, to the extent of prior ordinary gain, ordinary loss based on the increase or decrease in market value for such taxable year. The U.S. Holder of common shares’ basis in its common shares would be adjusted to reflect any such income or loss amounts.

     U.S. Holders of Debentures should consult their own tax advisors regarding the federal income tax consequences that would arise if the Company were treated as a PFIC while a U.S. Holder held Debentures.

Backup Withholding Tax

     A “backup” withholding tax may apply to certain payments of principal and interest and dividends as well as proceeds from a sale or exchange of Debentures or common shares made to certain non-corporate U.S. Holders if certain information reporting requirements are not met. Backup withholding tax, if any, would be credited against a U.S. Holder’s United States federal income tax liability. U.S. Holders should consult their own tax advisors as to their qualification for exemption from any backup withholding tax and the procedure for obtaining such exemption.

     THE PRECEDING DISCUSSION OF CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH HOLDER SHOULD CONSULT ITS TAX ADVISOR AS TO THE PARTICULAR UNITED STATES FEDERAL, STATE, AND LOCAL TAX CONSEQUENCES OF THE CONVERSION OF THE DEBENTURES AND OWNERSHIP AND DISPOSITION OF COMMON SHARES RECEIVED. TAX ADVISORS SHOULD ALSO BE CONSULTED AS TO THE UNITED STATES ESTATE AND GIFT TAX

CONSEQUENCES AND THE FOREIGN TAX CONSEQUENCES OF THE CONVERSION OF THE DEBENTURES AND OWNERSHIP AND DISPOSITION OF COMMON SHARES AS WELL AS THE CONSEQUENCES UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

CHANGES TO CONSOLIDATED CAPITALIZATION

     Since December 31, 2003, the following changes have occurred to the share and loan capital of the Company, on a consolidated basis:

•	the Company issued 3,333,333 common shares of the Company in connection with a $55 million financing that closed on March 12, 2004;

•	the Company issued 387,001 common shares of the Company pursuant to the exercise of stock options;

•	the Company issued 539,781 common shares of the Company pursuant to the exercise of warrants;

•	the Company reduced its $3,520,834 million loan on the Huaron property from Banco de Credito del Peru by $406,251 to $3,114,583. The Huaron loan bears interest at six-month LIBOR plus 3% and is repayable at the rate of $135,417 per month;

•	Pan American has sold forward 10,960 tonnes of zinc according to the following schedule:

	Total Quantity	Contract Price
Month	(tonnes)	(US$/tonne)
March, 2004	630	$1,033.00
April, 2004	645	$1,038.00
May, 2004	590	$1,038.00
June, 2004	1,040	$1,040.00
July, 2004	1,005	$1,040.00
August, 2004	855	$1,040.00
September, 2004	855	$1,040.00
October, 2004	835	$1,040.00
November, 2004	770	$1,039.00
December, 2004	735	$1,039.00
January, 2005	500	$1,050.00
February, 2005	500	$1,050.00
March, 2005	500	$1,050.00
April, 2005	500	$1,050.00
May, 2005	500	$1,050.00
June, 2005	500	$1,050.00

TOTAL:	10,960	$1,041.97

These sales were designated as a hedge. The difference between the average monthly London zinc cash settlement price and the forward sales price will be credited or charged to Pan American’s revenue during the March 2004 through June 2005 period.

•	Pan American has sold forward 7,215 tonnes of lead according to the following schedule:

	Total Quantity	Contract Price
Month	(tonnes)	(US$/tonne)
February, 2004	1,000	$741.00
March, 2004	1,020	$736.50
April, 2004	690	$739.00
May, 2004	985	$726.00
July, 2004	930	$717.00
August, 2004	680	$725.00
September, 2004	665	$725.00
October, 2004	640	$725.00
November, 2004	605	$725.00

TOTAL:	7,215	$729.29

These sales were designated as a hedge. The difference between the average monthly London lead cash settlement price and the forward sales price will be credited or charged to Pan American’s revenue during the February 2004 through November 2004 period.

•	The Company currently has no outstanding forward sales contracts in respect of its silver production and does not anticipate entering into any forward sales contracts in respect of its silver production at any time in the immediate future.

RISK FACTORS

     Prospective investors should carefully consider the following risks, as well as the other information contained in this prospectus and the documents incorporated by reference herein before investing in the Shares. If any of the following risks actually occurs, the Company’s business could be harmed. The risks and uncertainties described below are not the only ones the Company faces. Additional risks and uncertainties, including those of which the Company is currently unaware or that the Company deems immaterial, may also adversely affect the Company’s business.

Risks Relating to the Acquisition of Argentum and the Morococha Property

     There are a number of specific risks associated with the Company’s acquisition of Argentum and the Morococha property.

     The current proven and probable reserves on the Morococha property only provide for a three year mine life. The estimated cash flow over this three year mine life does not provide a payback for the Company’s costs to acquire Argentum. For Pan American to recover these costs, inferred resources on the Morococha property must be converted to mineable reserves. Although Pan American expects the Morococha mine to continue operations for at least 15 years as reserve definition programs are carried out, there is no certainty that inferred resources will be converted to mineable reserves or that the Company’s investment costs for the Morococha property will ever be paid back.

     The Morococha mine is currently dependent on the Manuelita zone for 50% of its monthly production. This zone will be exhausted in two to three years and in order to maintain the mine’s operating cost profile, a replacement for the Manuelita’s zone must be found. While Pan American expects to find a replacement for the Manuelita’s zone over the course of upgrading the inferred mineral resources to proven and probable mineral reserves in accordance with its long range mine plan and development program, there can be no assurance that such a replacement zone will be found or that Pan American’s production estimates will be met after the third year of the mine plan.

     The equipment on site at the Morococha property, particularly the Amistad plant, is old and may require higher capital investment than Pan American has estimated.

     Argentum does not own, and the Company will not acquire, any surface lands in the areas that overlie its mining concessions. These surface lands belong to Centromin. Although the use by SMC and its predecessors of Centromin’s surface lands for mining and processing operations has been exercised for decades with Centromin’s acknowledgement, there is no assurance that Centromin will continue to allow unimpeded use of these surface lands by the Morococha operations. In particular, the development of the adjacent Toromocho disseminated copper system into a mine may interfere with operations on Morococha property. In such an event, Pan American could be required to incur potentially significant costs and expense to acquire surface rights for its Morococha operations and could be required to cease certain Morococha operations altogether if such surface rights cannot be obtained for reasonable consideration.

     There is a degree of uncertainty attributable to the calculation of mineral reserves and mineral resources and corresponding grades being mined or dedicated to future production. At the Morococha property, Pan American has observed several inconsistent or inappropriate pre-laboratory sample preparation procedures. In addition, no QA/QC program was ever established for the analysis of mine samples at either of SMC’s laboratories on the Morococha property. See “Recent Developments – Acquisition of the Morococha Property – Sampling and Analysis”. These flaws in sample preparation procedures and lack of QA/QC data makes it difficult to assess the performance and reliability of either laboratory, the data from which is critical in calculating mineral reserves and mineral resources and corresponding grades. Accordingly, there may be a greater degree of uncertainty associated with the calculation of mineral reserves and mineral resources and the trades thereof at the Morococha property than would be the case if North American standards of pre-laboratory sample preparation and QA/QC were observed.

     Responsibility for construction of a water treatment plant for the Kingsmill Tunnel and tailings mitigation program at Huascacocha Lake has been apportioned by WMC in environmental studies among the Morococha mine and mining companies operating neighbouring projects, including Centromin, Soc. Minera Austria Duvaz, Soc. Minera Buquiococha and Minera Centrominas. In the event that one or more of these companies defaults on its funding obligation for the Kingsmill water treatment plant or the Huascacocha Lake tailings mitigation program, Pan American’s proportionate share of the costs of such environmental projects could increase and reduce cash flow from Morococha operations.

     The Company’s acquisition of an interest in Argentum is subject to regulatory approval and a number of conditions, including: (i) completion of the corporate restructuring (which is subject to approval by the shareholders of SMC); (ii) the listing on the Lima Stock Exchange of 100% of the shares of Argentum, including those issued in connection with the corporate restructuring; and (iii) Pan American successfully undertaking an OPA for not less than 92.014% of the voting shares of Argentum through the Lima Stock Exchange. Although the Company anticipates that such approvals will be obtained and such conditions will be met to allow the acquisition to close in June 2004, many of these approvals and conditions are outside of the control of Pan American and there is no assurance that all necessary approvals will be obtained or conditions met to allow the acquisition to close by June 2004, or at all.

Risks Relating to the Company’s Business

Metal Price Fluctuations

     The majority of the Company’s revenue is derived from the sale of silver, zinc, lead and copper and therefore fluctuations in the price of these commodities represent one of the most significant factors affecting its operations and profitability. The price of silver and other metals are affected by numerous factors beyond the Company’s control, including:

•	levels of supply and demand;

•	global or regional consumptive patterns;

•	sales by government holders;

•	metal stock levels maintained by producers and others;

•	increased production due to new mine developments and improved mining and production methods;

•	speculative activities;

•	inventory carrying costs;

•	availability and costs of metal substitutes;

•	international economic and political conditions.

•	interest rates;

•	currency values; and

•	inflation.

     Declining market prices for these metals could materially adversely affect the Company’s operations and profitability.

Foreign Operations

     The majority of the Company’s current operations are conducted by its subsidiaries outside of Canada in Peru, Mexico, Bolivia and Argentina, and all of the Company’s current production and revenue is derived from its operations in Peru and Mexico. As the Company’s business is carried on in a number of foreign countries it is exposed to a number of risks and uncertainties, including:

•	terrorism and hostage taking;

•	military repression;

•	expropriation or nationalization without adequate compensation;

•	difficult enforcement of judgments obtained in Canadian or United States courts against assets located outside of those jurisdictions;

•	labor unrest;

•	high rates of inflation;

•	extreme fluctuations in currency exchange rates; and

•	volatile local political and economic developments.

     Local opposition to mine development projects has arisen in Peru in the past, and such opposition has at times been violent. In particular, in February of 2001, the exploration premises of a Canadian mineral exploration company, Manhattan Minerals Inc., at Tambo Grande in Northern Peru, were stormed by approximately 5,000 people, who burned machinery and injured approximately 30 people. Although the Company’s operations in Peru are located in communities that have been supportive of mining for decades and no discernable local opposition has arisen to the Company’s projects, there can be no assurance that such local opposition will not arise in the future. If the Company were to experience resistance or unrest in connection with its foreign operations, an adverse effect on the Company’s operations or profitability could result.

Governmental Regulation

     The Company’s operations and exploration and development activities are subject to extensive Canadian, United States, Peruvian, Mexican, Bolivian, Argentinian and other foreign federal, state, provincial, territorial and local laws and regulations governing various matters, including:

•	environmental protection;

•	management and use of toxic substances;

•	management of natural resources;

•	exploration, development of mines, production, and post-closure reclamation;

•	exports;

•	price controls;

•	taxation;

•	labor standards and occupational health and safety, including mine safety; and

•	historic and cultural preservation.

     The costs associated with compliance with these laws and regulations are substantial and possible future laws and regulations, or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of the Company’s operations and delays in the development of its properties. Moreover, these laws and regulations may allow governmental authorities and private parties to bring lawsuits based upon damages to property and injury to persons resulting from the environmental, health and safety impacts of our past and current operations, and could lead to the imposition of substantial fines, penalties or other civil or criminal sanctions.

Renewal of Government Permits

     In the ordinary course of business, the Company is required to obtain and renew governmental permits for the operation and expansion of existing operations or for the commencement of new operations. Obtaining or renewing the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions and often involving public hearings and costly undertakings on the Company’s part. The duration and success of the Company’s efforts to obtain and renew permits are contingent upon many variables not within its control including the interpretation of applicable requirements implemented by the permitting authority. The Company may not be able to obtain or renew permits that are necessary to its operations, or the cost to obtain or renew permits may exceed what it expects. Any unexpected delays or costs associated with the permitting process could delay the development or impede the operation of a mine, which could adversely affect the Company’s operations and profitability.

Compliance With Local Laws and Standards

     In some of the countries in which the Company operates, failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. Any such loss, reduction or imposition of partners could have a materially adverse effect on the Company’s operations or business.

Operating Hazards and Risks

     The operation and development of a mine or mineral property involves many risks which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include:

•	environmental hazards;

•	industrial accidents and explosions;

•	the encountering of unusual or unexpected geological formations;

•	ground fall and cave-ins;

•	flooding;

•	earthquakes; and

•	periodic interruptions due to inclement or hazardous weather conditions.

These occurrences could result in:

•	environmental damage and liabilities;

•	work stoppages and delayed production;

•	increased production costs;

•	damage to, or destruction of, mineral properties or production facilities;

•	personal injury or death;

•	asset write downs;

•	monetary losses; and

•	other liabilities.

     Liabilities that the Company incurs may exceed the policy limits of its insurance coverage or may not be insurable, in which event the Company could incur significant costs that could adversely affect its business, operations or profitability.

Exploration and Development Risks

     The long-term operation of the Company’s business and its profitability is dependent, in part, on the cost and success of its exploration and development programs. Mineral exploration and development involve a high degree of risk and few properties that are explored are ultimately developed into producing mines. There is no assurance that the Company’s mineral exploration and development programs will result in any discoveries of bodies of commercial mineralization. There is also no assurance that even if commercial quantities of mineralization are discovered that a mineral property will be brought into commercial production. Development of the Company’s mineral properties will follow only upon obtaining satisfactory exploration results. Discovery of mineral deposits is dependent upon a number of factors, not the least of which is the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit once discovered is also dependent upon a number of factors, some of which are the particular attributes of the deposit (such as size, grade and proximity to infrastructure), metal prices and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Most of the above factors are beyond the control of the Company. As a result, there can be no assurance that the Company’s acquisition, exploration and development programs will yield new reserves to replace or expand current reserves. Unsuccessful exploration or development programs could have a material adverse impact on the Company’s operations and profitability.

Uncertainty in the Calculation of Mineral Reserves, Resources and Silver and Base Metal Recovery

     There is a degree of uncertainty attributable to the calculation of mineral reserves and mineral resources and corresponding grades being mined or dedicated to future production. Until mineral reserves or mineral resources are actually mined and processed the quantity of mineral and reserve grades must be considered as estimates only. In addition, the quantity of mineral reserves and mineral resources may vary depending on, among other things, metal prices. Any material change in quantity of mineral reserves, mineral resources, grade or stripping ratio may affect the economic viability of the Company’s properties. In addition, there can be no assurance that silver recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Infrastructure

     Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations and profitability.

Smelter Supply Arrangements

     The zinc, lead and copper concentrates produced by the Company are sold through long-term supply arrangements to metal traders or integrated mining and smelting companies. Should any of these counter parties not honour supply arrangements, or should any of them become insolvent, the Company may be forced to sell its concentrates in the spot market or it may not have a market for its concentrates and therefore its future operating results may be materially adversely affected.

Environmental Hazards

     All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation in all of the jurisdictions in which the Company operates is evolving in a manner which will require stricter standards and will be subject to increased enforcement, fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Changes in environmental regulation, if any, may adversely affect the Company’s operations and profitability. In addition, environmental hazards may exist on the Company’s properties which are currently unknown to the Company. The Company may be liable for losses associated with such hazards, or may be forced to undertake extensive remedial cleanup action or to pay for governmental remedial cleanup actions, even in cases where such hazards have been caused by previous or existing owners or operators of the property, or by the past or present owners of adjacent properties or natural conditions. The costs of such cleanup actions may have a material adverse effect on the Company’s operations and profitability.

Reclamation Obligations

     Reclamation requirements vary depending on the location of the property and the managing agency, but they are similar in that they aim to minimize long-term effects of exploration and mining disturbance by requiring the operating company to control possible deleterious effluents and to re-establish to some degree pre-disturbance land forms and vegetation. The Company is actively providing for or has carried out any requested reclamation activities on its properties. Any significant environmental issues that may arise, however, could lead to increased reclamation expenditures and have a materially adverse impact on the Company’s financial resources.

Peruvian Mine Closure Law

     On October 14, 2003, the Peruvian government published Law 28090 “Mine Closure Law” which establishes provisions relating to mine closure plans. For existing mining operations the law provides that a mine closure plan must be submitted for certification to the Peruvian Ministry of Energy and Mines within six months of the law entering into force. No enabling regulations were published with the law. Therefore, the effect of the law on the Company’s Peruvian mining and exploration activities cannot yet be determined.

     The law provides that a mine operator must grant an environmental warranty for the estimated costs associated with its mine closure plan. The law does not establish when such warranties must be in place and does not specify the form of the required warranty. However, the law indicates that a warranty may take the form of insurance, cash collateral, a trust agreement or other forms, as permitted by the Civil Code of Peru. The Company’s Huaron and Quiruvilca mines and, when acquired, the Morococha mine will submit closure plans as required by the law, but until these plans have been certified and the nature and form of whatever environmental warranty is required have been determined, the impact of this law on the Company’s Peruvian mining and exploration activities cannot be determined.

Hedging Activities

     From time to time, the Company engages in hedging activities in connection with base metals, such as forward sales contracts, to minimize the effect of declines in metal prices on our operating results. While these hedging activities may protect the Company against low metal prices, they may also limit the price the Company can receive on hedged products. As a result, the Company may be prevented from realizing possible revenues in the event that the market price of a metal exceeds the price stated in forward sale or option contracts. As of March 1, 2004, the Company’s zinc forward contract position had a negative value of approximately $2.44 million and its lead forward contract position as at March 1, 2004 had a negative value of approximately $1.21 million. In addition, the Company may experience losses if a counterparty fails to purchase under a contract when the contract price exceeds the spot price of a commodity. The Company’s current policy is to not hedge the price of silver and therefore it is fully exposed to declines in the price of silver.

Employee Relations

     Certain of the Company’s employees and the employees of Peruvian mining contractors indirectly employed by the Company are represented by unions. At January 31, 2004, there were 270 employees represented by the Sindicato de Trebajadores de Pan American Silver S.A.C. – Mina Quiruvilca (the “Quiruvilca Union”) and 71 employees represented by the Sindicato de Trebajadores de Shorey y Anexos (the “Shorey Union”). There are also 17 employees at the Huaron mine who are members of a “union committee” who have rights pursuant to an agreement dated January 1, 2003. The Company has experienced labour strikes and work stoppages in the past. The labour agreements with the Quiruvilca Union and the Shorey Union expired on January 1, 2004, and ordinary course negotiations to renew the contracts will be ongoing in 2004. There can be no assurance that these contracts will be renewed on terms favourable to the Company, if at all, and the Company may experience future work stoppages.

Title to Assets

     The validity of mining or exploration titles or claims, which constitute most of the Company’s property holdings, can be uncertain and may be contested. The Company has used its best efforts to investigate its title or claims to its various properties and, to the best of its knowledge, those titles or claims are in good standing. However no assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining titles or claims and that such exploration and mining titles or claims will not be challenged or impugned by third parties. The Company operates in countries with developing mining laws and changes in such laws could materially affect the Company’s rights to its various properties or interests therein.

     Although the Company has received title opinions for those properties in which it has a material interest there is no guarantee that title to such properties will not be challenged or impugned. The Company has not conducted surveys of all the claims in which it holds direct or indirect interests and therefore, the precise area and location of such claims may be in doubt. The Company’s properties may be subject to prior unregistered liens, agreements or transfers, native land claims or undetected title defects.

Acquisitions

     An element of the Company’s business strategy is to make selected acquisitions. For example, the Company completed the acquisition of Corner Bay Silver Inc. in February 2003 and entered into an agreement to acquire Argentum in January 2004. The Company expects to continue to evaluate acquisition opportunities on a regular basis and intends to pursue those opportunities that it believes are in its long-term best interests. The success of the Company’s acquisitions will depend upon its ability to effectively manage the operations of entities it acquires and to realize other anticipated benefits. The process of managing acquired businesses may involve unforeseen difficulties and may require a disproportionate amount of management resources. There can be no assurance that the Company will be able to successfully manage the operations of businesses it acquires or that the anticipated benefits of its acquisitions will be realized.

Competition for New Properties

     Mines have limited lives and as a result, the Company continually seeks to replace and expand its reserves through the acquisition of new properties. In addition, there is a limited supply of desirable mineral lands available in areas where the Company would consider conducting exploration and/or production activities. Because the Company faces strong competition for new properties from other mining companies, some of which have greater financial resources than it does, the Company may be unable to acquire attractive new mining properties on terms that it considers acceptable.

United States Mining Legislation

     There is a movement in the United States Congress to reform the current mining laws. While it is not expected that any reform legislation will pass the United States Congress in the current session, it is not unlikely that some changes to U.S. mining laws will occur in the future. These changes may include the payment of royalties to the government, increased holding fees and restrictions or prohibitions on patenting mining claims. In addition, prospective legislation could be expected to include various environmental and land use requirements, which may restrict, or in some cases, prevent mining operations. Although none of the mineralization on the properties on which the Company holds direct or indirect interests are within unpatented claims, the Company’s interest in unpatented claims on federal land could have an overall impact on the value of its properties in the United States.

Foreign Exchange Rate Fluctuations

     Fluctuations in currency exchange rates, particularly the weakening or strengthening of the U.S. dollar (being the currency in which the Company’s products are sold) against the Canadian dollar (used to pay corporate head office costs), the Peruvian sole and the Mexican peso (being the currencies in which a significant portion of the Company’s operating costs are incurred), could have a significant effect on the Company’s results of operations. The Company does not engage in currency hedging transactions.

Level of Indebtedness

     As of December 31, 2003, the Company had approximately $99.69 million of consolidated indebtedness, including the nominal face value of the Debentures of $86.25 million. Canadian GAAP requires that the Debenture be treated as part debt and part equity on the Company’s consolidated balance sheet. In addition, the terms of the Company’s bank agreements and the Indenture governing the Debentures permit the Company and its subsidiaries to incur additional debt.

     The Company’s debt may have important consequences to shareholders. For instance, it could:

•	make it more difficult for the Company to satisfy its financial obligations;

•	require the Company to dedicate a substantial portion of any cash flow from operations to the payment of interest and principal due under its debt, which would reduce funds available for other business purposes;

•	increase its vulnerability to general adverse economic and industry conditions, including a decrease in the price of silver, zinc or lead;

•	limit its flexibility in planning for, or reacting to, changes in its business;

•	place it at a competitive disadvantage compared with its competitors that have less debt or greater financial resources; and

•	limit its ability to obtain additional financing required to fund working capital or capital expenditures or for other general corporate purposes.

     The Company’s ability to make payments on its indebtedness and to fund its operations, working capital and capital expenditures, will depend on its ability to generate cash in the future. This is subject to general economic, industry, financial, competitive, legislative, regulatory, and other factors that are beyond the Company’s control. In particular, global or regional economic conditions could cause the price of silver to fall and hamper the Company’s ability to repay its indebtedness, including the Debentures. The Company’s operations may not generate sufficient cash flow or borrowings may not be available in an amount sufficient to enable the Company to pay its indebtedness, or to fund its other cash needs. The Company may need to refinance all or a portion of its indebtedness on or before maturity, but such refinancing may be unavailable to it on commercially reasonable terms, or at all, to meet its obligations or to successfully execute its business strategy.

Risks Relating to This Offering

Common Share Price Volatility

     The trading price of the Company’s common shares has been and may continue to be subject to large fluctuations. The price of the Company’s common shares may increase or decrease in response to a number of events and factors, including:

•	trends in the silver mining industry and the markets in which the Company operates;

•	changes in the market price of the commodities the Company sells;

•	current events affecting the economic situation in Canada and the United States;

•	changes in financial estimates and recommendations by securities analysts;

•	acquisitions and financings by the Company;

•	quarterly variations in the Company’s operating results;

•	the operating and share price performance of other companies that investors may deem comparable; and

•	purchase or sales of blocks of the Company’s common shares.

     This volatility may adversely affect the prices of the Company’s common shares regardless of the Company’s operating performance.

Enforcing Civil Liabilities in the United States

     The Company is organized under the laws of the Province of British Columbia, and its principal executive office is located in British Columbia. Many of the Company’s directors, controlling persons, officers and the experts named in this prospectus are residents of Canada and a substantial portion of their assets and a majority of the Company’s assets are located outside the United States. As a result, it may be difficult for U.S. investors to effect service of process within the United States upon the directors, controlling persons, officers and the experts who are not residents of the United States or to enforce against them judgments of United States courts based upon civil liability under the federal securities laws of the United States. There is doubt as to the enforceability in Canada against the Company or against any of its directors, controlling persons, officers or experts who are not residents of the United States, of original actions or actions for enforcement of judgments of United States courts of liabilities based solely upon the federal securities laws of the United States.

AUDITORS, TRANSFER AGENT AND REGISTRAR

     The auditors of the Company are Deloitte & Touche LLP, Four Bentall Centre, 2800 – 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1P4.

     The transfer agent and registrar for the common shares of the Company is Computershare Trust Company of Canada at its principal offices in Vancouver and Toronto.

EXPERT

     The summary of the Morococha Property under the heading “Recent Developments – Acquisition of the Morococha Property” has been prepared in reliance upon the REI Report, which in turn has been prepared for the Company by Donald F. Earnest, P. Geol., President of REI, given on the authority of Mr. Earnest as an expert in geology and an independent “qualified person” in accordance with NI 43-101. Mr. Earnest has no beneficial ownership, interest, either direct or indirect, in the Company.

LEGAL MATTERS

     Certain legal matters relating to the Shares offered pursuant to this prospectus will be passed upon for the Company by Borden Ladner Gervais LLP and Skadden, Arps, Slate, Meagher & Flom LLP. As of the date of this prospectus, the partners and associates of Borden Ladner Gervais LLP, collectively, beneficially own less than 1% of the outstanding common shares of the Company.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

     The following documents have been filed with the SEC as part of the Registration Statement of which this Prospectus forms a part: the documents referred to under the heading “Documents Incorporated by Reference”, the consent of Deloitte & Touche LLP, the consent of PricewaterhouseCoopers LLP, the consent of Donald F. Earnest, P. Geol., President of Resource Evaluation Inc., the consent of Borden Ladner Gervais LLP and the Power of Attorney.

INDEX TO FINANCIAL STATEMENTS

Page
Consolidated Financial Statements of Corner Bay Silver Inc.	F-2
Auditors’ Report	F-3
Consolidated Balance Sheets as at December 31, 2002 (unaudited) and as at June 30, 2002 and June 30, 2001 (audited)	F-4
Consolidated Statements of Operations and Deficit for the six months ended December 31, 2002 and December 31, 2001 (unaudited) and for the years ended June 30, 2002, June 30, 2001 and June 30, 2000 (audited)
F-5
Consolidated Statements of Cash Flows for the six months ended December 31, 2002 and December 31, 2001 (unaudited) and for the years ended June 30, 2002, June 30, 2001, and June 30, 2000 (audited)	F-6
Notes to Consolidated Financial Statements	F-7
Supplementary Information about Mineral Property Expenditures for the six months ended December 31, 2002 (unaudited)	F-22
Supplementary Information about General and Administrative Costs for the six months ended December 31, 2002 (unaudited)	F-23
Unaudited Pro Forma Consolidated Statement of Operations of Pan American Silver Corp.	F-24
Compilation Report	F-25
Pro Forma Consolidated Statement of Operations for the year ended December 31, 2003 (unaudited)	F-26
Notes to the Pro Forma Consolidated Statement of Operations	F-27

Unaudited and Audited Consolidated Financial Statements of

CORNER BAY SILVER INC.

AUDITORS’ REPORT

September 6, 2002

To the Directors of
Corner Bay Silver Inc.

We have audited the consolidated balance sheets of Corner Bay Silver Inc. as at June 30, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended June 30, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2002 in accordance with Canadian generally accepted accounting principles.

(signed) PRICEWATERHOUSECOOPERS LLP
Chartered Accountants
Toronto, Ontario

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements. Our report to the shareholders dated September 6, 2002 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors’ report when they are adequately disclosed in the financial statements.

(signed) PRICEWATERHOUSECOOPERS LLP
Chartered Accountants
Toronto, Ontario

CORNER BAY SILVER INC.

CONSOLIDATED BALANCE SHEETS

As at December 31, 2002, June 30, 2002 and 2001
(expressed in Canadian dollars, unless otherwise stated)

	December 31	June 30	June 30
	2002	2002	2001
	(Unaudited)
ASSETS
Current
Cash	$4,831,220	$5,323,564	$4,022,422
Accounts receivable	163,965	197,673	176,912
Prepaid expenses and deposits	2,595	16,887	27,389

	4,997,780	5,538,124	4,226,723
Deposits- reclamation bonds	30,000	30,000	30,000
Investments – quoted market value of $nil (2001 - $61,933) (note 8)	—	—	43,353
Deferred exploration expenditure (note 3)	8,781,564	7,705,865	4,551,072
Property, plant and equipment (note 4)	3,893,658	3,896,461	96,870

	$17,703,002	$17,170,450	$8,948,018

LIABILITIES
Current
Accounts payable and accrued liabilities	$1,355,103	$316,914	$387,963

SHAREHOLDERS’ EQUITY
Capital stock (note 5)	25,499,004	24,314,504	14,813,154
Contributed surplus	537,005	537,005	537,005
Deficit	(9,688,110)	(7,997,973)	(6,790,104)

	16,347,899	16,853,536	8,560,055

	$17,703,002	$17,170,450	$8,948,018

Nature of operations and going concern (note 1)

Commitments (note 10)

APPROVED BY THE BOARD OF DIRECTORS

(signed) John H. Wright, Director

(signed) Ross J. Beaty, Director

CORNER BAY SILVER INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(expressed in Canadian dollars, unless otherwise stated)

	For the six months ended		For the years ended
	December 31,		June 30,
	2002	2001	2002	2001	2000
	(Unaudited)	(Unaudited)
OTHER INCOME
Interest	$61,361	$49,739	$94,013	$127,474	$48,611
Other	14,500	73,001	201,831	97,500	64,900

	75,861	122,740	295,844	224,974	113,511
OTHER EXPENSES
General and administrative	1,765,998	497,925	1,467,007	798,073	521,338
Amortization	—	9,109	—	25,312	19,251

	1,765,998	507,034	1,467,007	823,385	540,589
Gain on disposal of assets	—	—	—	—	(14,465)
Gain on disposal of investments	—	—	(5,805)	—	—
Writedown of investments	—	—	—	—	22,606
Write-down of property, plant and equipment	—	—	42,511	95,833	—
Write-down of deferred exploration expenditure	—	—	—	373,627	1,088,239

	1,765,998	507,034	1,503,713	1,292,845	1,636,969

Loss for the period	(1,690,137)	(384,294)	(1,207,869)	(1,067,871)	(1,523,458)
Deficit, beginning of period	(7,997,973)	(6,790,104)	(6,790,104)	(5,722,233)	(4,198,775)

Deficit, end of period	$(9,688,110)	$(7,174,398)	$(7,997,973)	$(6,790,104)	$(5,722,233)

Basic and diluted loss per share	($0.09)	($0.02)	($0.07)	($0.08)	($0.14)
Weighted average number of shares outstanding	19,385,808	15,876,053	16,697,807	13,912,182	10,760,945

CORNER BAY SILVER INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(expressed in Canadian dollars, unless otherwise stated)

	For the six months ended		For the years ended
	December 31,		June 30,
	2002	2001	2002	2001	2000
	(Unaudited)	(Unaudited)
CASH PROVIDED BY (USED IN)
Operating activities
Loss for the period	$(1,690,137)	$(384,294)	$(1,207,869)	$(1,067,871)	$(1,523,458)
Write-off of deferred exploration expenditure	—	—	—	373,627	1,088,239
Writedown of investments	—	—	—	—	22,606
Amortization	—	9,109	—	25,312	19,251
Write-off of property, plant and equipment	—	—	42,511	95,833	—
Gain on disposal of investments	—	—	(5,805)	—	—
Gain on disposal of assets	—	—	—	—	(14,465)

	(1,690,137)	(375,185)	(1,171,163)	(573,099)	(407,827)
Net (increase) decrease in non-cash working capital balances related to operations (note 11)	1,086,189	(184,805)	(81,308)	82,054	237,610

	(603,948)	(559,990)	(1,252,471)	(491,045)	(170,217)

Investing activities
Deferred exploration expenditure and property, plant and equipment Expenditures	(1,072,896)	(1,415,279)	(3,147,522)	(1,460,057)	(2,185,566)
Option receipts	—	—	—	5,975	25,000
Proceeds on disposal of assets	—	—	—	—	28,057
Proceeds on disposal of investments	—	—	49,158	—	73,486
Purchase of assets under construction	—	—	(400,000)	—	—
Purchase of equipment	—	—	(6,873)	—	—

	(1,072,896)	(1,415,279)	(3,505,237)	(1,454,082)	(2,059,023)

Financing activities
Issue of common shares	1,184,500	350,849	6,058,850	5,038,397	2,499,391

Increase (decrease) in cash during the period	(492,344)	(1,624,420)	1,301,142	3,093,270	270,151
Cash, beginning of the period	5,323,564	4,022,422	4,022,422	929,152	659,001

Cash, end of the period	$4,831,220	$2,398,002	$5,323,564	$4,022,422	$929,152

Supplemental cash flow information (note 11)

CORNER BAY SILVER INC.
Notes to the consolidated financial statements
December 31, 2002 and 2001 (unaudited) and June 30, 2002, 2001 and 2000
(expressed in Canadian dollars)

1. NATURE OF OPERATIONS AND GOING CONCERN

The Company is in the process of exploring its mineral properties and is establishing the amount of ore reserves that are economically recoverable from the Mexico property. The recoverability of amounts shown for these properties and related deferred exploration expenditures are dependent upon the discovery of economically recoverable reserves, the preservation of the Company’s interest in the underlying mineral claims, the ability of the Company to obtain the financing necessary to complete the development of the properties, and future profitable production or, alternatively, upon the Company’s ability to dispose of its interest on an advantageous basis. Changes in future conditions could require material writedowns of the carrying amounts of deferred exploration expenditure.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). Significant differences from United States accounting principles are disclosed in note 15.

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Corner Bay Resources Inc. and Pan MacKenzie Resources Inc. (including its wholly owned subsidiary Minera Corner Bay S.A. de C.V.).

Deferred exploration expenditure

The deferred exploration expenditure is recorded at cost, net of incidental revenues generated from the particular properties. These net costs are deferred until the properties to which they relate are placed into production, sold or abandoned.

In March 2000, the Accounting Standards Board of the Canadian Institute of Chartered Accountants (CICA) issued Accounting Guideline No. 11 entitled, “Enterprises in the Development Stage” (AcG 11), and subsequently, on March 12, 2002, issued Emerging Issues Committee (EIC) 126 “Accounting by Mining Enterprises for Exploration Costs.” These guidelines address three distinct issues: (i) capitalization of costs/expenditures (ii) impairment and (iii) disclosure. Prior to their issuance, development state entities were exempt from following certain aspects of Canadian generally accepted accounting principles (GAAP). EIC 126 and AcG 11 require that all companies account for transactions based on the underlying characteristics of the transactions rather than the maturity of the enterprise. In addition, EIC 126 and AcG 11 require specific disclosure of information by development stage companies. These guidelines were effective for financial periods beginning on or after April 1, 2000, which affects the Company’s financial years ended on or after June 30, 2001.

CORNER BAY SILVER INC.
Notes to the consolidated financial statements
December 31, 2002 and 2001 (unaudited) and June 30, 2002, 2001 and 2000
(expressed in Canadian dollars)

EIC 126 and AcG 11 affect mining companies with respect to the deferral of exploration costs. The appropriate accounting guidance is contained in Section 3061, “Property, Plant and Equipment” of the CICA Handbook which permits, but does not require, exploration costs to be capitalized as part of a mining property, if the Company considers that such costs have the characteristics of property, plant and equipment. Under this view, deferred exploration expenditure would not automatically be subject to regular assessment of recoverability, unless conditions such as those discussed in EIC 126 and AcG 11 exist.

There would need to be an assessment of deferred exploration expenditure. Assessment of the probability of recoverability of deferred exploration expenditure from future operations will require the preparation of a projection based on objective evidence of economic reserves such as a feasibility study.

The status of the Company’s operations is such that, like most mining companies in the exploration stage, it would not be practical to obtain a feasibility study or provide other information that could be used to support capitalization of deferred exploration expenditure under the alternative view.

EIC 126 and AcG 11 did not have a significant impact on the Company’s consolidated financial statements.

Property, plant and equipment

Land and exploration equipment are recorded at cost. Exploration equipment is amortized on a reducing balance basis at various rates from 14% to 33%. Amortization relating to equipment used on the mineral properties is capitalized as part of the deferred exploration expenditure balance.

Assets under construction

Assets under construction consist of equipment to be commissioned at the Mexico property site. The assets will be included as part of the equipment balance once refurbished and transferred to the site. These assets are not being amortized, as they are not currently ready for use.

Financial instruments

The carrying amounts of cash, receivables, prepaid expenses and deposits, accounts payable and accrued liabilities approximate the fair values of those financial instruments due to the short-term maturities of such instruments. Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash. The Company places its cash with high credit quality financial institutions.

CORNER BAY SILVER INC.
Notes to the consolidated financial statements
December 31, 2002 and 2001 (unaudited) and June 30, 2002, 2001 and 2000
(expressed in Canadian dollars)

Income taxes

The provision for future income taxes is based on the liability method. Future income taxes arise from the recognition of the tax consequences of temporary differences by applying statutory income tax rates applicable to future years to differences between the financial statements’ carrying amounts and the income tax bases of certain assets and liabilities. The Company records a valuation allowance against any portion of those future income tax assets that it believes is not, more likely than not, to be realized.

Stock-based compensation plan

The Company has one stock option plan, which is described in note 5. No compensation expense is recognized for this plan when stock or stock options are issued to employees. Any consideration paid on exercise of stock options or purchase of stock is credited to capital stock.

Effective July 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments in exchange for goods and services. The section requires that all stock-based awards made to non-employees be measured and recognized using a fair-value based method. The section encourages a fair-value based method for all awards granted to directors, officers and employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights and awards that call for settlement in cash or other assets.

For stock options granted to directors, officers and employees, the Company has adopted the intrinsic value method of accounting for stock-based compensation. Under this method compensation expense is recognized for the excess, if any, of the quoted market price of the Company’s common shares over the common share option exercise price on the day that options are granted.

Loss per share

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year, including contingently issuable shares that are included when the conditions necessary for issuance have been met. Diluted earnings per share are calculated in a manner similar to basic earnings per share, except the weighted average number of shares outstanding are increased to include potential common shares from the assumed exercise of options and warrants, if dilutive. The number of additional shares included in the calculation is based on the treasury stock method for options and warrants and on the as if converted method for convertible securities.

During the year ended June 30, 2001, the Company changed its method of accounting for earnings per share to comply with the revised standard issued by the CICA Handbook, Section 3500, “Earnings per share”. There was no difference between the loss per share calculated under the new standard and the amount that would have been calculated using the previous standard.

CORNER BAY SILVER INC.
Notes to the consolidated financial statements
December 31, 2002 and 2001 (unaudited) and June 30, 2002, 2001 and 2000
(expressed in Canadian dollars)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses during the reporting period. Actual results could differ from these estimates.

Translation of foreign currencies

As the Company considers all of its foreign operations to be fully integrated, all items denominated in foreign currencies have been translated using the temporal method. Under this method, monetary assets and liabilities and non-monetary items carried at market values are translated at the year and period end exchange rate. Other non-monetary items and revenue and expenses are translated at approximate rates in effect at the dates of the transactions, except depletion and amortization, which are translated at the same rates as the related assets.

3.	MINERAL PROPERTIES

	Mexico	Maritimes	Chibougamau	Total
Balance – June 30, 1999	$1,018,492	$401,611	$1,097,825	$2,517,928
Expenditures	2,114,901	1,411	—	2,116,312
Option receipts	—	(25,000)	(9,586)	(34,586)
Writedown	—	—	(1,088,239)	(1,088,239)

Balance – June 30, 2000	3,133,393	$378,022	$—	$3,511,415
Expenditures	1,388,451	1,580	—	1,390,031
Option receipts	—	(5,975)	—	(5,975)
Amortization of equipment capitalized	29,228	—	—	29,228
Writedown	—	(373,627)	—	(373,627)

Balance – June 30, 2001	4,551,072	—	—	4,551,072
Expenditures	3,147,522	—	—	3,147,522
Amortization of equipment capitalized	7,271	—	—	7,271

Balance – June 30, 2002	7,705,865	—	—	7,705,865
Expenditures (Unaudited)	534,911	—	—	534,911
Purchase of concessions (Unaudited)	537,985	—	—	537,985
Amortization of equipment capitalized (Unaudited)	2,803	—	—	2,803

Balance – December 31, 2002 (Unaudited)	$8,781,564	$—	$—	$8,781,564

The Alamo Dorado silver/gold property is located in the northwestern state of Sonora, Mexico. Paved roads connect the state capital of Hermosillo to the town of Alamos, which is 67 kilometres northwest of the Alamo Dorado Project.

The 5,369 hectare property consists of the 504 hectare Alamo Ocho concession held under option by the Company, and the 4,865 hectare Alamo Dorado concession, which is owned 100% by the Company and surrounds the Alamo Ocho concession. The Company can earn a 100% interest in Alamo Ocho by paying US$800,000 over six years. Payments are made semi-annually, of which US$441,000 (unaudited) was paid to December 31, 2002 (June 30, 2002, 2001 and 2000 were US$450,000, $325,000 and $nil, respectively).

CORNER BAY SILVER INC.
Notes to the consolidated financial statements
December 31, 2002 and 2001 (unaudited) and June 30, 2002, 2001 and 2000
(expressed in Canadian dollars)

During the year ended June 30, 2002, the Company incurred $131,147 (2001 and 2000 - $nil) in rental payments, and is committed to annual rental payments of $114,150. During the six-month periods ended December 31, 2002 and 2001, the Company incurred $35,906 and $23,491 (unaudited), respectively, in rental payments.

4.	PROPERTY, PLANT AND EQUIPMENT

			June 30			June 30
		Accumulated	2002		Accumulated	2001
	Cost	Amortization	Net	Cost	Amortization	Net
Equipment	$66,683	$14,722	$53,961	$129,415	$32,545	$96,870
Assets under Construction	3,842,500	—	3,842,500	—	—	—

	$3,911,183	$14,722	$3,896,461	$129,415	$32,545	$96,870

			December 31
		Accumulated	2002
(Unaudited)	Cost	Amortization	Net
Equipment	$139,917	$88,759	$51,158
Assets under Construction	3,842,500	—	3,842,500

	$3,982,417	$88,759	$3,893,658

During the six months ended December 31, 2002, the Company wrote off $nil (December 31, 2001 - $nil; years ended June 30, 2002, 2001 and 2000 of $42,511, $95,833 and $nil, respectively) of property, plant and equipment.

During the six months ended December 31, 2002, the Company recorded amortization of $2,803 (years ended June 30, 2002, 2001 and 2000 of $7,271, $29,228 and $nil, respectively), which were capitalized as deferred exploration expenditure.

CORNER BAY SILVER INC.
Notes to the consolidated financial statements
December 31, 2002 and 2001 (Unaudited) and June 30, 2002, 2001 and 2000
(expressed in Canadian dollars)

5.	CAPITAL STOCK

Authorized

Unlimited number of common shares, without nominal or par value.

Issued and outstanding – common shares

	Number of
	shares	Net
	outstanding	Proceeds
Balance – June 30, 1999	9,899,115	$7,275,366
Shares issued for cash in private placement
September 21, 1999	596,540	773,976
December 20, 1999	400,000	1,198,435
Warrants exercised for cash during the year	545,454	409,080
Options exercised for cash during the year	393,000	117,900

Balance – June 30, 2000	11,834,109	9,774,757
Shares issued in prospectus offering – December 14, 2000	3,666,667	4,978,397
Options exercised for cash	200,000	60,000

Balance – June 30, 2001	15,700,776	14,813,154
Shares issued for cash in private placement – February 19, 2002	1,830,000	4,575,000
Warrants exercised for cash	183,333	275,000
Options exercised for cash	612,000	1,208,850
Shares issued for assets under construction purchased – June 18, 2002 (note 11)	850,000	3,442,500

Balance – June 30, 2002	19,176,109	24,314,504
Options exercised for cash (unaudited)	465,000	1,184,500

Balance – December 31, 2002 (unaudited)	19,641,109	$25,499,004

On September 21, 1999, the Company completed a private placement of 596,540 shares at a price of $1.30 per share.

On December 20, 1999, the Company completed a private placement of 400,000 units. Each unit consists of one common share at $3.00 and one-half common share purchase warrant. Each whole purchase warrant entitles the holder to purchase one additional common share at a price of $4.00 per common share at anytime until December 20, 2001. Effective December 20, 2001, all options that had not been exercised prior to this date expired.

On December 14, 2000, the Company publicly offered 3,666,667 units. Each unit consisted of one common share at $1.50 and one-half common share purchase warrant. Each whole purchase warrant entitles the holder to purchase one additional common share at $2.25 per share at anytime until December 14, 2001. In connection with the December 14, 2000 offering, the underwriters received 183,333 warrants of the Company. Each warrant entitles the underwriter to purchase one common share for $1.50 at any time until December 14, 2001. Effective December 14, 2001, all warrants that had not been exercised prior to this date expired. Refer to the following warrants table.

On February 19, 2002, the Company completed a private placement of 1,830,000 shares at a price of $2.50 per share.

CORNER BAY SILVER INC.
Notes to the consolidated financial statements
December 31, 2002 and 2001 (unaudited) and June 30, 2002, 2001 and 2000
(expressed in Canadian dollars)

Warrants

		Weighted
	Number of	average
	Warrants	price
Balance – June 30, 1999	—	$—
Issued – December 20, 1999	200,000	4.00

Balance – June 30, 2000	200,000	4.00
Issued – December 14, 2000	2,016,666	2.18

Balance – June 30, 2001	2,216,666	2.34
Expired	(2,033,333)	2.42
Exercised	(183,333)	1.50

Balance – June 30, 2002	—	—
Expired	—	—
Exercised	—	—

Balance – December 31, 2002 (unaudited)	—	$—

Options

On December 15, 1995, the shareholders of the Company approved the amended stock option plan (dated November 1, 1995) (the Plan) which provides for the issuance of 1.0 million stock options under the terms of the Plan. On December 20, 1999 and December 15, 2000, the shareholders approved an amendment to provide for the further issuance of an additional 1.4 and 2.0 million common share options, respectively, under the terms of the Plan.

Under the Plan, the Company provides options to buy common shares of the Company to directors, officers and service providers. The board of directors grants such options for periods of up to ten years at prices not lower than the market price at the date of granting.

No compensation expense is recognized when stock options are issued to employees and directors. All consideration paid by employees from the exercise of stock options or purchase of stock is credited to capital stock.

Compensation expense is recorded when stock options are issued to non-employees and is recognized over the vesting period of the options. Compensation expense is determined as the fair value of the options at the date of grant using an option-pricing model. During the six months ended December 31, 2002 and year ended June 30, 2002, no stock options were issued to non-employees.

CORNER BAY SILVER INC.
Notes to the consolidated financial statements
December 31, 2002 and 2001 (unaudited) and June 30, 2002, 2001 and 2000
(expressed in Canadian dollars)

As at June 30, 2002, the Company had outstanding and exercisable stock options as follows:

	Exercise	Expiry
	Price	Date
500,000	$2.65	12/20/02
660,000	3.00	06/30/03
380,000	1.75	10/02/04
40,000	1.80	12/12/04
60,000	$3.00	02/28/05

As at June 30, 2002, the Company had outstanding and exercisable stock options as follows:

		2002		2001		2000
	Number	Weighted	Number	Weighted	Number	Weighted
	of	average	of	average	of	average
	options	price	options	price	options	price
Outstanding - Beginning of year	1,607,000	$2.60	1,707,000	$2.38	700,000	$0.30
Granted	645,000	1.95	100,000	1.70	1,400,000	2.84
Exercised	(612,000)	1.98	(200,000)	0.30	(393,000)	0.30

Outstanding - End of year	1,640,000	$2.57	1,607,000	$2.60	1,707,000	$2.38

As at December 31, 2002, the Company had outstanding and exercisable stock options as follows:

	December 31, 2002
	Number	Weighted
	of	average
	Options	price
Outstanding – Beginning of period	1,640,000	$2.57
Exercised (unaudited)	(465,000)	2.55

Outstanding – End of period (unaudited)	1,175,000	$2.59

6.	INCOME TAXES

As at December 31, 2002, the Company has non-capital loss carry-forwards of approximately $4,200,000, unaudited, (June 30, 2002 - $2,500,000) available to reduce future taxable income. These losses will expire between 2003 and 2009. In addition, the Company has $7,300,000 in unclaimed exploration and development expenses in Canada. No recognition is given in these consolidated financial statements to any potential benefit from the utilization of these non-capital losses or unclaimed exploration and development expenses.

CORNER BAY SILVER INC.
Notes to the consolidated financial statements
December 31, 2002 and 2001 (unaudited) and June 30, 2002, 2001 and 2000
(expressed in Canadian dollars)

7.	RELATED PARTY TRANSACTIONS

Certain geological, consulting and corporate services were provided to the Company and its subsidiaries by seven directors and/or officers, and/or companies controlled by directors and/or officers. The cost of such services (including salaries) for the six months ended December 31, 2002 was $nil, unaudited, (years ended June 30, 2002, 2001 and 2000 were $680,213, $354,989 and $230,279, respectively). The services provided were at rates similar to those charged to non-related parties.

The Company, as prime tenant of share corporate offices with the above-mentioned related party companies, charge rent of $nil for the six months ended December 31, 2002 (years ended June 30, 2002, 2001 and 2000 were $6,000, $51,400 and $46,800, respectively) and had overhead recoveries of $nil for the six months ended December 31, 2002 (years ended June 30, 2002, 2001 and 2000 were $7,500, $97,575 and $71,913, respectively).

8.	INVESTMENT

As at December 31, 2002, the Company held nil (unaudited) (June 30, 2002, 2001 and 2000 – nil, 309,665 and 309,665, respectively) shares of MSV Resources Inc. The investment was disposed of during the year ended June 30, 2002.

9.	SEGMENT INFORMATION

Working capital balances are retained in Canada and principal property balances are located as described in note 3.

10.	COMMITMENTS

The Company leases office space under leases expiring November 30, 2004. Future minimum lease payments are as follows:

Year ended June 30
2003	$69,660
2004	69,660
2005	29,025

$168,345

11.	SUPPLEMENTAL CASH FLOW INFORMATION

During the six months ended December 31, 2002 and 2001 and the years ended June 30, 2002, 2001 and 2000, the Company paid no income taxes or interest.

CORNER BAY SILVER INC.
Notes to the consolidated financial statements
December 31, 2002 and 2001 (unaudited) and June 30, 2002, 2001 and 2000
(expressed in Canadian dollars)

Net (increase) decrease in non-cash working capital balances related to operations:

	Six months ended
	December 31,		Years ended June 30,
	2002	2001	2002	2001	2000
	(Unaudited)	(Unaudited)
Receivables	$33,708	$(150,298)	$(20,761)	$(17,438)	$32,625
Prepaid expenses and deposits	14,292	18,147	10,502	(1,452)	(21,502)
Accounts payable and accrued liabilities	1,038,187	(52,654)	(71,049)	100,944	226,487

	$1,086,189	$(184,805)	$(81,308)	$82,054	$237,610

On June 18, 2002, assets under construction were acquired for $3,442,500, through issuance of common shares (note 5). The purchase price was based on the value of the common shares.

12.	ACQUISITION OF COMPANY BY PAN AMERICAN SILVER CORP.

On May 21, 2002, the Company and Pan American Silver Corp. (Pan American) announced a proposed plan of arrangement whereby Pan American would acquire all of the issued and outstanding shares of the Company. On June 28, 2002, both companies announced amended terms to the proposed plan of arrangement. The amended proposal for a plan of arrangement is subject to approval of the shareholders of the Company and Pan American and approval by the Ontario Superior Court of Justice and various regulatory authorities. The shareholders of the Company and Pan American approved the plan of arrangement on September 4 and 5, 2002, respectively. If remaining approvals are obtained and all material covenants are satisfied in a timely fashion, the plan of arrangement would become effective in September 2002.

Under the terms of the amended plan of arrangement, each Corner Bay Silver Inc. common share would be exchanged for 0.3846 of a Pan American common share and 0.1923 of a Pan American common share purchase warrant. Each whole Pan American common share purchase warrant (the Pan American Warrant) provides the holder with the rights to purchase a Pan American common share at CAN$12 for a five-year period after the effective date of the plan of arrangement (“Plan of Arrangement”). The Pan American Warrants will trade on the Toronto Stock Exchange.

13.	SUBSEQUENT EVENT

In July 2002, the principal mineral concession, which hosts the Alamo Dorado concession, was purchased outright from the concession owners by paying the remaining option payments in a final lump sum payment of US$345,000 (US$300,000 plus Impuesto Al Valor Agregado (IVA) taxes).

SUBSEQUENT EVENT (UNAUDITED)

The Company received regulatory approval on the plan on arrangement and on February 20, 2003 the Company and Pan American Silver Corp. completed the Plan of Arrangement.

CORNER BAY SILVER INC.
Notes to the consolidated financial statements
December 31, 2002 and 2001 (unaudited) and June 30, 2002, 2001 and 2000
(expressed in Canadian dollars)

14.	COMPARATIVES

Certain prior years’ comparative numbers have been restated to reflect the current year’s presentation.

15.	DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

Canadian GAAP varies in certain significant respects from the principles and practices generally accepted in the United States (“U.S. GAAP”). The effect of these principal measurement differences on the Company’s consolidated financial statements are quantified below and described in the accompanying notes.

Consolidated statement of operations

	Six months ended
	December 31		Years ended June 30,
	2002	2001	2002	2001	2000
	(Unaudited)	(Unaudited)
Loss for the period reported under Canadian GAAP	$(1,690,137)	$(384,294)	$(1,207,869)	$(1,067,871)	$(1,523,458)
Exploration expenses adjustment	(537,714)	(1,415,279)	(3,154,793)	(1,039,657)	(993,487)

Loss for the period reported under U.S. GAAP	$(2,227,851)	$(1,799,573)	$(4,362,662)	$(2,107,528)	$(2,516,945)

a)	In accordance with U.S. GAAP, the Company would be required to charge all costs of deferred exploration expenditures to earnings as operating expenses as incurred until proven economic reserves are established. As a result of accounting for these expenditures in this manner, the unaudited loss for the six months ended December 31, 2002 and 2001 would be increased by $537,714 and $1,415,279, respectively, and loss for the years ended June 30, 2002, 2001 and 2000 would be increased by $3,154,793, $1,039,657 and $993,487, respectively.

b)	The Company accounts for its share options using the intrinsic value method, which in the Company’s circumstances amounts does not result in different from the amounts that would be determined under the provisions of the Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” (APB 25) and related interpretations. Accordingly, no compensation expense for its share option plan has been recognized or recorded in the consolidated statement of operations and deficit for any of the years presented. A company that does not adopt the fair value method must disclose the cost of the stock compensation awards at their fair value at the date the award is granted. The unaudited value of the Company’s options that were granted during six months ended December 31, 2002 was $nil (2001 — $17,846) (three years ended June 30, 2002 were $447,952, $37,605 and $878,747, respectively). The fair value for 2002 was estimated using the Black-Scholes model with assumptions of a three-year expected term volatility ranging from 50% to 56% and interest rates from 3.75% to 4.04%. The fair value for 2001 and 2000 was estimated using the Black-Scholes model with assumptions of a two-year expected term, 60% volatility and interest rates ranging from 6.0% to 6.5%.

CORNER BAY SILVER INC.
Notes to the consolidated financial statements
December 31, 2002 and 2001 (unaudited) and June 30, 2002, 2001 and 2000
(expressed in Canadian dollars)

Basic loss per share

	Six months ended
	December 31,		Years ended June 30,
	2002	2001	2002	2001	2000
	(Unaudited)	(Unaudited)
Loss for the period under U.S. GAAP	$(2,227,851)	$(1,799,573)	$(4,362,662)	$(2,107,528)	$(2,516,945)
Weighted average number of Common shares outstanding	19,385,808	15,876,053	16,697,807	13,912,182	10,760,945

Loss per share under U.S. GAAP	($0.11)	($0.11)	($0.26)	($0.15)	($0.23)

Consolidated statements of comprehensive loss

	Six months ended
	December 31,		Years ended June 30,
	2002	2001	2002	2001	2000
	(Unaudited)	(Unaudited)
Loss for the period under U.S. GAAP	$(2,227,851)	$(1,799,573)	$(4,362,662)	$(2,107,528)	$(2,516,945)
Other comprehensive earnings, net of income taxes
Unrealized gain on marketable securities	—	—	—	18,580	9,290
Realized (gain) loss on sale of marketable securities	—	—	(18,580)	—	33,948
Writedown to fair value	—	—	—	—	22,606

Comprehensive loss for the period	$(2,227,851)	$(1,799,573)	$(4,381,242)	$(2,088,948)	$(2,451,101)

The consolidated statements of comprehensive loss provide a measure of all changes in equity of the Company that result from transactions, other than those with shareholders, and other economic events that occurred during the period.

Under U.S. GAAP, the Company’s holding of marketable securities with quoted market values that would be marked to market with the resulting unrealized gain or loss being taken to the consolidated statement of comprehensive loss in the relevant period.

CORNER BAY SILVER INC.
Notes to the consolidated financial statements
December 31, 2002 and 2001 (unaudited) and June 30, 2002, 2001 and 2000
(expressed in Canadian dollars)

     Consolidated statement of cash flows

	Six months ended
	December 31		Years ended June 30,
	2002	2001	2002	2001	2000
	(Unaudited)	(Unaudited)
Operating activities	$(1,138,859)	$(1,975,269)	$(4,399,993)	$(1,900,413)	$(2,258,579)
Investing activities	(537,985)	—	(357,715)	(44,714)	29,339
Financing activities	1,184,500	350,849	6,058,850	5,038,397	2,499,391

Increase (decrease) in cash and cash equivalent during the period	(492,344)	(1,624,420)	1,301,142	3,093,270	270,151
Opening cash and cash equivalents	5,323,564	4,022,422	4,022,422	929,152	659,001

Closing cash and cash equivalents	$4,831,220	$2,398,002	$5,323,564	$4,022,422	$929,152

     Consolidated balance sheets

	December 31	June 30,
	2002	2002	2001
	(Unaudited)
Investments under Canadian GAAP	$—	$—	$43,353
Unrealized gain on marketable securities	—	—	18,580

Investments under US GAAP	$—	$—	$61,933

Deferred exploration expenditure under Canadian GAAP	$8,781,564	$7,705,865	$4,551,072
Deferred exploration expenditure	(8,243,579)	(7,705,865)	(4,551,072)

Deferred exploration expenditure under U.S. GAAP	$537,985	$—	$—

Deficit under Canadian GAAP	$(9,688,110)	$(7,997,973)	$(6,790,104)
Exploration expenditures	(8,243,579)	(7,705,865)	(4,551,072)

Deficit under U.S. GAAP	$(17,931,689)	$(15,703,838)	$(11,341,176)

Cumulative comprehensive other income under Canadian GAAP	$—	$—	$—
Unrealized gain (loss) on marketable securities	—	—	18,580

Cumulative comprehensive other income under U.S. GAAP	$—	$—	$18,580

CORNER BAY SILVER INC.
Notes to the consolidated financial statements
December 31, 2002 and 2001 (unaudited) and June 30, 2002, 2001 and 2000
(expressed in Canadian dollars)

New standards for U.S. GAAP

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 142, “Goodwill and Other Intangible Assets”. This new standard features new accounting rules for goodwill and intangible assets. The Company does not foresee any impact on a cumulative effect of an accounting change or on the carrying value of assets and liabilities recorded in the consolidated balance sheets upon adoption. SFAS No. 142 will be adopted on July 1, 2002.

Also issued in June 2001 was SFAS No. 143, “Accounting for Asset Retirement Obligations.” This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of a fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Company is analyzing the impact of SFAS No. 143 and will adopt this standard on July 1, 2002.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets.” This statement supersedes SFAS No. 121 and the accounting and reporting provisions of APB 30, and also amends ARB 51. This statement will require one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and will broaden the presentation of discontinued operations to include more disposal transactions. The Company is analyzing the impact of SFAS No. 144 and will adopt this standard on July 1, 2002.

Effective July 1, 2002, the Company will adopt, for United States reporting purposes, SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendments of SFAS No. 13, and Technical Corrections as of April 2002.” This statement rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt,” and an amendment of that statement, SFAS No. 64, “Extinguishment of Debt Made to Satisfy Sinking-Fund Requirements”.

This statement also rescinds SFAS No. 44, “Accounting for Intangible Assets of Motor Carriers.” This statement amends SFAS No. 13, “Accounting for Leases”, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings or describe their applicability under changed conditions. The adoption of the new standard is not currently expected to have a significant impact on the Company’s results of operations or financial position.

New Standards for U.S. GAAP, unaudited to December 31, 2002

The Company adopted the following standards on July 1, 2002:

i)	the adoption of SFAS No. 142, Goodwill and Other Intangible Assets, did not have a material affect on the Company’s consolidated financial position or results of operations.

CORNER BAY SILVER INC.
Notes to the consolidated financial statements
December 31, 2002 and 2001 (unaudited) and June 30, 2002, 2001 and 2000
(expressed in Canadian dollars)

ii)	the adoption of SFAS No. 143, Accounting for Asset Retirement Obligations, did not have a material impact on the Company’s results of operations or shareholders’ equity.

iii)	the adoption of SFAS No. 144, Accounting for the Impairment or Disposal of Long-lived Assets, did not have a material affect on the Company’s consolidated financial position or results of operations.

iv)	the adoption of SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendments of SFAS No. 13, and Technical Corrections as of April 2002, did not have a material affect on the Company’s results of operations or its financial position.

Financial Accounting Standards Board (FASB)

On July 30, 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” The standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing or other exit or disposal activity. SFAS No. 146 is to be applied retroactively to exit or disposal activities initiated after December 31, 2002. The adoption of the new standard is not currently expected to have a significant impact on the Company’s result of operations or financial position.

New Standard for Canadian GAAP

The CICA approved a new Handbook Section 3062, “Goodwill and Other Intangible Assets,” which require intangible assets with an indefinite life and goodwill to be tested for impairment on annual basis. Goodwill and indefinite life intangible assets will no longer be amortized. Intangible assets with definite lives will continue to be amortized over their useful lives. The new section is consistent with those recently approved by the FASB (SFAS No. 142). The adoption of this new standard is not expected to have any material effect on the Company’s financial position, results of operations or cash flows.

CORNER BAY SILVER INC.

Supplementary Information about Mineral Property Expenditures

(Unaudited)

	Six months ended
	December 31,		Years ended June 30,
	2002	2001	2002	2001	2000
Field office expenditures
Depreciation	$11,410	$938	$7,721	$1,768	$3,435
Vehicles	774	5	47	543	428
General office	16,963	4,500	7,630	6,423	8,279
Office rent	6,629	4,611	8,542	4,506	4,721
Professional fees	38,686	4,262	27,569	25,596	31,799
Telephone	6,426	2,408	4,102	3,319	2,673
Exchange loss	—	128,826	172,154	205,224	—
Insurance	1,040	—	—	—	—
Bank charges	88	142	142	150	499
Travel & accommodation	3,824	—	14	339	16
Field supplies	584	100	110	214	—
Drafting and reproduction	90	4	50	49	58
Courier	210	6	68	313	304

	86,724	145,802	228,149	248,444	52,212

Alamo Dorado expenditures
Surveying	198,050	119,768	225,250	213,773	159,814
Salaries and benefits	65,450	—	—	—	—
Temporary labour	58,601	22,387	43,530	27,341	33,739
Vehicles	27,786	22,538	35,411	19,524	39,027
General office	21,256	7,099	15,164	9,584	5,732
Property payments	—	231,947	364,262	13,695	1,547
Professional fees	11,410	1,466	5,716	689	1,363
Telephone	5,611	3,791	5,571	2,886	3,931
Insurance	985	1,365	5,059	3,866	946
Option payments	—	75,505	187,793	152,180	160,936
Freight	967	—	—	—	11,054
Travel and accommodation	43,578	15,184	23,142	21,110	14,332
Assays and metallurgy	1,881	37,868	62,529	91,049	168,239
Field supplies	10,466	3,496	8,068	13,793	22,307
Drilling	—	296,608	387,923	315,204	897,650
Property taxes	—	7,696	19,435	12,272	13,634
Contractors	—	33,696	95,549	28,548	30,067
Drafting and reproduction	1,416	966	2,193	33,892	4,533
Courier	730	302	497	1,153	639

	448,187	881,682	1,487,092	960,559	1,569,490

Deferred mineral property Expenditures	$534,911	$1,027,484	$1,715,241	$1,209,003	$1,621,702

CORNER BAY SILVER INC.

Supplementary Information about General and Administrative costs

(Unaudited)

	Six months ended
	December 31,		Years ended June 30,
	2002	2001	2002	2001	2000
Salaries and benefits	$243,383	$141,138	$337,064	$188,174	$285,414
Consulting fees	—	75,418	317,331	143,464	—
Insurance	7,439	17,276	44,982	22,620	24,209
Interest and bank charges	915	2,174	8,205	1,585	1,495
Transfer agent and filing fees	31,305	15,416	47,925	20,764	22,953
Accounting and legal	27,843	37,122	128,110	96,366	27,855
Office rent	39,977	43,081	84,011	121,165	28,061
Telephone	9,322	6,228	16,386	11,098	8,563
Meals and entertainment	6,493	15,472	33,772	4,037	6,512
Travel	21,597	54,724	115,544	43,455	46,529
Advertising and new Dissemination	29,336	80,371	178,603	57,247	37,061
Income tax paid (recovery)	(30,298)	—	44,000	(52)	—
General office	8,904	19,536	41,419	94,076	46,399
Plan of arrangement costs	212,321	—	68,160	—	—
Exchange loss (gain)	(14,628)	(10,031)	1,495	(5,926)	(13,713)

	593,909	497,925	1,467,007	798,073	521,338
Provision for plan of arrangement costs
Severance	1,128,470	—	—	—	—
Accounting, legal and other	43,619	—	—	—	—

	$1,765,998	$497,925	$1,467,007	$798,073	$521,338

Unaudited Pro Forma Statement of Operations of

PAN AMERICAN SILVER CORP.

Deloitte & Touche LLP
2800 – 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: (604) 669-4466
Fax: (604) 685-0395
www.deloitte.ca

Compilation Report

To the Directors of
Pan American Silver Corp.

We have read the accompanying unaudited pro forma statement of operations of Pan American Silver Corp. (the “Company”) for the year ended December 31, 2003 and have performed the following procedures.

1.	Compared the figures in the columns captioned “Pan American Silver Corp.” to the audited financial statements of the Company for the year ended December 31, 2003 and found them to be in agreement.

2.	Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:

a)	the basis for determination of the pro forma adjustments; and

b)	whether the pro forma financial statements comply as to form in all material respects with the applicable securities acts and the related regulations.

The officials:

a)	described to us the basis for determination of the pro forma adjustments; and

b)	stated that the pro forma statements comply as to form in all material respects with the applicable securities acts and the related regulations.

3.	Read the notes to the pro forma statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

4.	Recalculated the application of the pro forma adjustments to the aggregate of the amount in the column captioned “Pro Forma Adjustment” for the year ended December 31, 2003, and found the amounts in the column captioned “Pro Forma Pan American Silver Corp.” to be arithmetically correct.

A pro forma financial statement is based on management’s assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management’s assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Chartered Accountants
Vancouver, Canada
March 22, 2004

Comments to Readers in the United States of America

Under Canadian securities regulations, when pro forma financial statements are included in a prospectus, an auditors’ compilation report on the financial statements is required to be included in the prospectus. Under applicable securities regulations in the United States of America, such compilation reports would not be included in such a prospectus.

Vancouver, Canada
March 22, 2004

PAN AMERICAN SILVER CORP.

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
For the year ended December 31, 2003
(Unaudited)
(Expressed in Thousands of United States Dollars)

					Pro Forma
	Pan American Silver			Pro forma	Pan American
	Corp.	Note 4		adjustment	Silver Corp.
REVENUE	$45,122			$—	$45,122
EXPENSES
Operating	39,778			—	39,778
General and administration	2,732	a	)	297	3,029
Stock-based compensation	2,893			—	2,893
Depreciation and amortization	3,325			—	3,325
Reclamation	303			—	303
Exploration	2,543	b	)	343	2,886
Interest and financing costs	1,156			—	1,156

	52,730			640	53,370

LOSS FROM OPERATIONS	(7,608)			(640)	(8,248)
INTEREST INCOME	403			—	403
OTHER INCOME	411	a	)	12	423

NET LOSS FOR THE YEAR	$(6,794)			(628)	(7,434)

LOSS PER SHARE
Basic and fully diluted	$(0.20)			—	$(0.21)

WEIGHTED-AVERAGE
SHARES OUTSTANDING	51,058,212			—	52,125,252

PAN AMERICAN SILVER CORP.
Notes to the Pro Forma Consolidated Statement of Operations
For the year ended December 31, 2003
(Unaudited)
(Expressed in United States Dollars)

1.	BASIS OF PRESENTATION

The unaudited pro forma consolidated statement of operations of Pan American Silver Corp. (“Pan American”) as at December 31, 2003 has been prepared by management after giving effect to the acquisition by Pan American of Corner Bay Silver Inc. (“Corner Bay”).

The pro forma statement of operations combines the audited statements of operations of Pan American for the year ended December 31, 2003 with the results of operations of Corner Bay for the 50 day period ended February 20, 2003.

It is management’s opinion that the pro forma consolidated statement of operations includes all adjustments necessary for the fair presentation of the transactions described in Note 3 in accordance with Canadian generally accepted accounting principles applied on a basis consistent with Pan American’s accounting policies. The pro forma consolidated statement of operations is not intended to reflect the results of operations of Pan American which would have actually resulted had the proposed transactions been effected on the dates indicated. Further, the pro forma financial information is not necessarily indicative of the results of operations that may be obtained in the future.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The unaudited pro forma consolidated statement of operations has been compiled using the significant accounting policies as set out in the audited financial statements of Pan American for the year ended December 31, 2003. The significant accounting policies of Corner Bay conform in all material respects to those of Pan American, except as described in and adjusted for in Note 4.

3.	BUSINESS COMBINATION

Acquisition of Corner Bay

On February 20, 2003, Pan American completed its proposed merger with Corner Bay. Under the terms of the acquisition common shares of Corner Bay were, directly or indirectly, exchanged for common shares of Pan American and warrants to purchase Pan American common shares, on the basis of one Pan American common share for every 2.60 Corner Bay shares and one Pan American warrant for every 5.20 Corner Bay common shares. Pan American also agreed to issue 553,846 stock options to replace 960,000 fully vested stock options currently held by Corner Bay employees and directors.

Each whole Pan American warrant will allow the holder to purchase a Pan American common share for a price of Cdn.$12 for a five-year period ended February 20, 2008.

Pan American issued 7,636,659 common shares to the shareholders of Corner Bay, and 3,818,330 warrants to purchase common shares valued at $54,203,000 and $8,889,000, respectively. The value of the stock options granted was determined to be $1,136,000.

PAN AMERICAN SILVER CORP.
Notes to the Pro Forma Consolidated Statement of Operations
For the year ended December 31, 2003
(Unaudited)
(Expressed in United States Dollars)

3.	BUSINESS COMBINATION (Continued)

The business combination has been accounted for as an acquisition by Pan American of Corner Bay and the purchase method of accounting has been applied. The consideration given has been allocated to the fair value of net assets acquired as follows:

As at
February 20,
2003
Fair value of net assets acquired
Current assets	$2,512,000
Plant and equipment	2,500,000
Mineral properties	79,008,000
Other assets	29,000

84,049,000
Less: Current liabilities	(104,000)
Provision for future income tax liability	(19,035,000)

$64,910,000

Consideration given by Pan American
Issue of 7,636,659 common shares	$54,203,000
Issue of 3,818,329 share purchase warrants	8,889,000
Issue of 553,846 replacement stock options	1,136,000

64,228,000
Add: Costs of acquisition	682,000

$64,910,000

The purchase consideration of $64,228,000 for 100% of Corner Bay exceeds the carrying value of the net assets at February 20, 2003 by $54,108,000 which has been applied to increase the carrying value of mineral properties. The resulting future income tax liability of $19,035,000 has also been applied to increase the carrying value of mineral properties.

4.	PRO FORMA ADJUSTMENTS

The pro forma consolidated statement of operations for the year ended December 31, 2003 has been adjusted as follows:

(a)	record general and administration expenses of Corner Bay for the 50 day period ended February 20, 2004; and

(b)	write off deferred exploration expenditures in Corner Bay to comply with Pan American’s accounting policy.

PAN AMERICAN SILVER CORP.
Notes to the Pro Forma Consolidated Statement of Operations
For the year ended December 31, 2003
(Unaudited)
(Expressed in United States Dollars)

5.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The pro forma consolidated statement of operations is prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) which differ in certain respects with accounting principles generally accepted in the United States (“US GAAP”).

Material differences between Canadian and US GAAP and their effect on the pro forma consolidated statement of operations are summarized below and more fully discussed in Note 18 of the Company’s 2003 annual audited consolidated financial statements.

Pro Forma Consolidated Statement of Operations

Pro forma loss for the year under Canadian GAAP	$(7,434)
Unrealized loss on short-term investments	80
Amortization of mineral property	(1,700)
SFAS 150 adjustments
Interest expense	(1,887)
Interest accretion	595
Amortization of debt issue costs	(454)

(10,800)
Future income tax provision	595

Pro forma net loss under US GAAP	(10,205)
Unrealized loss on available-for-sale securities	(80)

Comprehensive pro forma net loss under US GAAP	$(10,285)

Basic pro forma loss per share under US GAAP	$(0.20)

PART II

INFORMATION NOT REQUIRED TO BE
DELIVERED TO OFFEREES OR PURCHASERS

Indemnification.

          Section 128 of the Company Act (British Columbia) (the “BCCA”) authorizes a company, with the approval of the court, to indemnify past and present directors and officers of the company and past and present directors and officers of a corporation of which the company is or was a shareholder, against liabilities incurred in connection with the provision of their services as such if the director or officer acted honestly and in good faith with a view to the best interests of the company and, in the case of a criminal or administrative proceeding, if he or she had reasonable grounds for believing that his or her conduct was lawful. Section 128 of the BCCA provides that a company may purchase and maintain liability insurance for the benefit of such directors and officers.

          In accordance with the BCCA, the Articles of the Registrant provide that the Registrant will indemnify its directors, former directors, Secretary or Assistant Secretary, and may indemnify its officers, employees or agents and those of its subsidiaries, and directors and former directors of its subsidiaries, and each of their respective heirs and representatives, against all losses, charges and expenses howsoever incurred by them as a result of their actions in such capacities. The Registrant has entered into agreements with each of its directors confirming this indemnity. The failure of a director or officer of the Registrant to comply with the provisions of the BCCA or the Registrant’s Memorandum or Articles, however, will invalidate any indemnity which he or she is entitled to.

          A policy of directors’ and officers’ liability insurance is maintained by the Registrant which insures directors and officers for losses as a result of claims against the directors and officers of the Registrant in the indemnity provisions under the Articles and the BCCA.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Securities Act”) may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

II-1

Exhibits.

The following exhibits have been filed or incorporated by reference as part of the Registration Statement:

Exhibit
Number	Description
4.1	Annual Information Form of the Company, dated May 20, 2003. (1)

4.2	Audited Consolidated Financial Statements of the Company and the notes thereon as at and for the years ended December 31, 2002 and 2003, together with the auditors’ report thereon, including a reconciliation to United States generally accepted accounting principles in accordance with Item 18 of Form 20-F. (2)

4.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2003 as set out in the Company’s annual report. (3)

4.4	Information Circular of the Company, dated April 9, 2003, in connection with the Company’s May 12, 2003 annual meeting of members, other than the sections titled “Corporate Governance”, “Executive Compensation – Compensation Committee”, “Executive Compensation – Report on Executive Compensation” and “Executive Compensation – Performance Graph”.(4)

4.5	Material Change Report of the Company, dated September 22, 2003, relating to recent developments at the Company’s operations and feasibility-stage projects. (5)

4.6	Material Change Report of the Company, dated October 23, 2003, relating to the buy-back of an existing 3% net smelter royalty on the Company’s Huaron silver mine in Peru from a group of Peruvian companies for US$2.5 million. (5)

4.7	Material Change Report of the Company, dated October 31, 2003, relating to an agreement to sell the Company’s 50% interest in the Tres Cruces gold project in Peru to New Oroperu Resources Inc. (5)

4.8	Material change report of the Company, dated January 8, 2004 relating to the filing of an unallocated preliminary base shelf prospectus by the Company.(6)

4.9	Material change report of the Company, dated February 10, 2004, relating to the Company’s signing of a binding agreement, subject to regulatory approval and other conditions, to purchase 92.014% of the voting shares of Compañia Minera Argentum S.A, which will acquire, through a split-off process from Sociedad Minera Corona S.A., the Anticona and Manuelita mining units and related infrastructure and processing units in Peru. (7)

4.10	Material change report of the Company, dated February 18, 2004, relating to financial and operational results for the fourth quarter and year ended December 31, 2003.(8)

4.11	Material Change Report of the Company, dated February 27, 2004, relating to this offering of common shares.(9)

4.12	Material Change Report of the Company, dated February 27, 2004, relating to the intention of the Company to make an offer to encourage early conversion of its outstanding 5.25% convertible unsecured senior subordinated debentures maturing on July 31, 2009. (9)

5.1	Consent of Deloitte & Touche LLP

5.2	Consent of PricewaterhouseCoopers LLP

5.3	Consent of Donald F. Earnest.

5.4	Consent of Border Ladner Gervais LLP

6.1	Powers of Attorney (included on page III-3 of this Registration Statement)

(1)	Incorporated by reference to the Company’s Report on Form 40-F, filed with the Commission on May 20, 2003.

(2)	Incorporated by reference to the Company’s Report on Form 6-K, furnished to the Commission on March 17, 2004.

(3)	Incorporated by reference to the Company’s Report on Form 6-K, filed with the Commission on March 17, 2004.

(4)	Incorporated by reference to the Company’s Registration Statement on Form F-10 (File No. 333-106858), filed with the Commission on July 7, 2003.

(5)	Incorporated by reference to the Company’s Report on Form 6-K, furnished to the Commission on December 29, 2003.

(6)	Incorporated by reference to the Company’s Report on Form 6-K, furnished to the Commission on January 9, 2004.

(7)	Incorporated by reference to the Company’s Report on Form 6-K, furnished to the Commission on February 11, 2004.

(8)	Incorporated by reference to the Company’s Report on Form 6-K, furnished to the Commission on February 20, 2004.

(9)	Incorporated by reference to the Company’s Report on Form 6-K, furnished to the Commission on March 1, 2004.

II-2

PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1. Undertaking.

          The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-10 or to transactions in such securities.

Item 2. Consent to Service of Process.

          (a) Concurrently with the filing of this Registration Statement on Form F-10, the Registrant is filing with the Commission a written irrevocable consent and power of attorney on Form F-X.

          (b) Any change to the name or address of the agent of service for the Registrant will be communicated promptly to the Commission by amendment to Form F-X referencing the file number of this Registration Statement.

III-1

SIGNATURES

          Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-10 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, British Columbia, Canada on March 22, 2004.

PAN AMERICAN SILVER CORP.

By:	/s/ Ross J. Beaty
Ross J. Beaty
Chairman and Chief Executive Officer

III-2

POWER OF ATTORNEY

KNOW ALL MEN AND WOMEN BY THESE PRESENTS, that each officer or director of Pan American Silver Corp. whose signature appears below constitutes and appoints Ross J. Beaty and Anthony Hawkshaw, and each of them, with full power to act without the other, his or her true and lawful attorneys-in-fact and agents, with full and several power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments, including post-effective amendments, and supplements to this Registration Statement on Form F-10, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they or he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or his or her or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by or on behalf of the following persons in the capacities indicated, on March 22, 2004.

Signature	Title
/s/ Ross J. Beaty

Ross J. Beaty	Chairman and Chief Executive Officer and Director (Principal Executive Officer)

/s/ A. Robert Doyle

A. Robert Doyle	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

/s/ William A. Fleckenstein

William A. Fleckenstein	Director

/s/ John M. Willson

John M. Willson	Director

Michael Larson	Director

Michael J.J. Maloney	Director

/s/ Paul B. Sweeney

Paul B. Sweeney	Director

/s/ John H. Wright

John H. Wright	Director

/s/ Geoff Burns

Geoff Burns	Director

III-3

AUTHORIZED REPRESENTATIVE

          Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the Authorized Representative has duly caused this Registration Statement to be signed on its behalf by the undersigned, solely in its capacity as the duly authorized representative of Pan American Silver Corp. in the United States, in the City of Vancouver, British Columbia on March 22, 2004.

PAN AMERICAN MINERALS INC. (Authorized Representative)

By:	/s/ Ross J. Beaty
Ross J. Beaty
Director

III-4

EXHIBIT INDEX

Exhibit
Number	Description
4.1	Annual Information Form of the Company, dated May 20, 2003. (1)

4.2	Audited Consolidated Financial Statements of the Company and the notes thereon as at and for the years ended December 31, 2002 and 2003, together with the auditors’ report thereon, including a reconciliation to United States generally accepted accounting principles in accordance with Item 18 of Form 20-F. (2)

4.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2003 as set out in the Company’s annual report. (3)

4.4	Information Circular of the Company, dated April 9, 2003, in connection with the Company’s May 12, 2003 annual meeting of members, other than the sections titled “Corporate Governance”, “Executive Compensation – Compensation Committee”, “Executive Compensation – Report on Executive Compensation” and “Executive Compensation – Performance Graph”.(4)

4.5	Material Change Report of the Company, dated September 22, 2003, relating to recent developments at the Company’s operations and feasibility-stage projects. (5)

4.6	Material Change Report of the Company, dated October 23, 2003, relating to the buy-back of an existing 3% net smelter royalty on the Company’s Huaron silver mine in Peru from a group of Peruvian companies for US$2.5 million. (5)

4.7	Material Change Report of the Company, dated October 31, 2003, relating to an agreement to sell the Company’s 50% interest in the Tres Cruces gold project in Peru to New Oroperu Resources Inc. (5)

4.8	Material change report of the Company, dated January 8, 2004 relating to the filing of an unallocated preliminary base shelf prospectus by the Company.(6)

4.9	Material change report of the Company, dated February 10, 2004, relating to the Company’s signing of a binding agreement, subject to regulatory approval and other conditions, to purchase 92.014% of the voting shares of Compañia Minera Argentum S.A., which will acquire, through a split-off process from Sociedad Minera Corona S.A., the Anticona and Manuelita mining units and related infrastructure and processing units in Peru. (7)

4.10	Material change report of the Company, dated February 18, 2004, relating to financial and operational results for the fourth quarter and year ended December 31, 2003.(8)

4.11	Material Change Report of the Company, dated February 27, 2004, relating to this offering of common shares.(9)

4.12	Material Change Report of the Company, dated February 27, 2004, relating to the intention of the Company to make an offer to encourage early conversion of its outstanding 5.25% convertible unsecured senior subordinated debentures maturing on July 31, 2009. (9)

5.1	Consent of Deloitte & Touche LLP

5.2	Consent of PricewaterhouseCoopers LLP

5.3	Consent of Donald F. Earnest.

5.4	Consent of Borden Ladner Gervais LLP

6.1	Powers of Attorney (included on page III-3 of this Registration Statement)

(1)	Incorporated by reference to the Company’s Report on Form 40-F, filed with the Commission on May 20, 2003.

(2)	Incorporated by reference to the Company’s Report on Form 6-K, furnished to the Commission on March 17, 2004.

(3)	Incorporated by reference to the Company’s Report on Form 6-K, filed with the Commission on March 17, 2004.

(4)	Incorporated by reference to the Company’s Registration Statement on Form F-10 (File No. 333-106858), filed with the Commission on July 7, 2003.

(5)	Incorporated by reference to the Company’s Report on Form 6-K, furnished to the Commission on December 29, 2003.

(6)	Incorporated by reference to the Company’s Report on Form 6-K, furnished to the Commission on January 9, 2004.

(7)	Incorporated by reference to the Company’s Report on Form 6-K, furnished to the Commission on February 11, 2004.

(8)	Incorporated by reference to the Company’s Report on Form 6-K, furnished to the Commission on February 20, 2004.

(9)	Incorporated by reference to the Company’s Report on Form 6-K, furnished to the Commission on March 1, 2004.